Form 10-K, Exhibit 13
period 1999-11-30
LENNAR CORP /NEW/
filed 2000-02-28
CIK 920760

EXHIBIT 13
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
Lennar Corporation and Subsidiaries
At or for the Years Ended November 30,


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                   1999           1998          1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS:
     Revenues:
        Homebuilding                                            $2,849,207     2,204,428     1,208,570       952,648       665,510
        Financial services                                      $  269,307       212,437        94,512        89,013        65,476
           Total revenues                                       $3,118,514     2,416,865     1,303,082     1,041,661       730,986
     Operating earnings - business segments:
        Homebuilding                                            $  340,803       283,369       120,240        91,066        58,530
        Financial services                                      $   31,096        33,335        35,545        28,650        19,015
     Corporate general and administrative expenses              $   37,563        28,962        15,850        12,396        10,523
     Earnings from continuing operations before income taxes    $  285,477       240,114        85,727        84,429        53,310
     Earnings from continuing operations                        $  172,714       144,068        50,605        51,502        32,519
     Earnings from discontinued operations                      $       --            --        33,826        36,484        37,908
     Net earnings                                               $  172,714       144,068        84,431        87,986        70,427
     Per share amounts (diluted):
         Earnings from continuing operations                    $     2.74          2.49          1.34          1.42          0.90
         Earnings from discontinued operations                  $       --            --          0.89          1.01          1.05
         Net earnings per share                                 $     2.74          2.49          2.23          2.43          1.95
     Cash dividends per share - common stock                    $      .05           .05          .088           .10           .10
     Cash dividends per share - Class B common stock            $     .045          .045          .079           .09           .09
FINANCIAL POSITION:
     Total assets                                               $2,057,647     1,917,834     1,343,284     1,589,593     1,341,065
     Total debt                                                 $  802,295       798,838       661,695       689,159       557,055
     Stockholders' equity                                       $  881,499       715,665       438,999       695,456       607,794
     Shares outstanding (000's)                                     57,917        58,151        53,160        35,928        35,864
     Stockholders' equity per share                             $    15.22         12.31          8.26         19.36         16.95
DELIVERY AND BACKLOG INFORMATION:
     Number of homes delivered                                      12,589        10,777         6,702         5,968         4,680
     Backlog of home sales contracts                                 2,891         4,100         3,318         1,929         1,802
     Dollar value of backlog                                    $  652,000       840,000       665,000       312,000       255,000

As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the selected financial data for 1996 and 1995 has been restated to reflect the Company's Investment Division as a discontinued operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE WHICH ARE ANTICIPATED. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, THE MARKET FOR HOMES GENERALLY AND IN AREAS WHERE THE COMPANY HAS DEVELOPMENTS, THE AVAILABILITY AND COST OF LAND SUITABLE FOR RESIDENTIAL DEVELOPMENT, MATERIALS PRICES, LABOR COSTS, INTEREST RATES, CONSUMER CONFIDENCE, COMPETITION, ENVIRONMENTAL FACTORS AND GOVERNMENT REGULATIONS AFFECTING THE COMPANY'S OPERATIONS.

RESULTS OF OPERATIONS
OVERVIEW

         Lennar achieved record net earnings in 1999 of $172.7 million, or $2.74 per share diluted, compared to $144.1 million, or $2.49 per share diluted, in 1998. The increase in net earnings in 1999 primarily reflected the Company's growth in California and a generally strong housing market in the first half of the year. The Company achieved record earnings in 1999 while further strengthening its balance sheet by reducing the ratio of homebuilding debt to total capital to 37% at November 30, 1999, compared to 43% at November 30, 1998.

HOMEBUILDING

         The Homebuilding Division sells and constructs single-family attached and detached homes. These activities also include the purchase, development and sale of residential land. The following tables set forth selected financial and operational information for the periods indicated:

SELECTED HOMEBUILDING DIVISION FINANCIAL DATA

(DOLLARS IN THOUSANDS,                      Years Ended November 30,
EXCEPT AVERAGE SALES PRICES)               1999        1998        1997
--------------------------------------------------------------------------
Revenues:
  Sales of homes                      $  2,671,744   2,089,762   1,130,989
  Sales of land                            150,315      77,185      63,797
  Equity in earnings from
     partnerships                           19,482      30,908       4,024
  Other                                      7,666       6,573       9,760
--------------------------------------------------------------------------
   Total revenues                     $  2,849,207   2,204,428   1,208,570
Gross margin - home
   sales ($)                          $    566,322     448,021     223,298
Gross margin - home
   sales (%)                                  21.2%       21.4%       19.7%
Gross margin - land
   sales ($)                          $     22,228      12,617      16,168
Selling, general &
   administrative expenses ($)        $    272,550     210,039     130,006
Selling, general &
   administrative expenses (%)                10.2%       10.1%       11.5%
Operating earnings  ($)               $    340,803     283,369     120,240
Operating earnings (%)                        12.0%       12.9%       10.0%
Average sales price                   $    212,000     194,000     169,000
--------------------------------------------------------------------------

SUMMARY OF HOME AND BACKLOG DATA

---------------------------------------------------------------
DELIVERIES                          1999       1998      1997
---------------------------------------------------------------
Florida                             4,241      3,761     3,367
California                          3,731      3,029       587
Texas                               3,107      2,484     2,075
Arizona/Nevada                      1,510      1,503       673
---------------------------------------------------------------
                                   12,589     10,777     6,702
---------------------------------------------------------------
NEW ORDERS
---------------------------------------------------------------
Florida                             3,788      4,010     3,457
California                          3,362      2,851       758
Texas                               3,056      2,519     2,305
Arizona/Nevada                      1,174      1,636       592
---------------------------------------------------------------
                                   11,380     11,016     7,112
---------------------------------------------------------------
BACKLOG - HOMES
---------------------------------------------------------------
Florida                             1,091      1,544     1,295
California                            779      1,148       783
Texas                                 652        703       668
Arizona/Nevada                        369        705       572
---------------------------------------------------------------
                                    2,891      4,100     3,318
---------------------------------------------------------------
BACKLOG - DOLLAR VALUE

(IN THOUSANDS)                  $ 652,000    840,000   665,000
---------------------------------------------------------------

         Revenues from sales of homes increased 28% in 1999 and 85% in 1998 compared to the previous years, primarily as a result of increases in the number of new home deliveries and the average sales price. The increase in deliveries in 1999 reflected growth in California, where the Company made several acquisitions in 1998, and generally favorable market conditions throughout the Company's homebuilding markets in the first half of 1999. The primary increases in 1998 occurred in California and Arizona/Nevada as a result of the merger with Pacific Greystone in 1997, and additional acquisitions made in 1998. The higher average sales price in 1999 reflected both price increases and a shift in product mix in certain markets. The increase in the average sales price in 1998 was due primarily to a greater percentage of deliveries in the California market, where average sales prices are higher.

         Gross margin as a percentage of sales of homes decreased 20 basis points in 1999 compared to 1998, and increased 170 basis points in 1998 compared to 1997. The slight decrease in gross margin percentage in 1999 was due primarily to the Company's recent expansion into inland areas of California where gross margin percentages are lower than those in the other areas of California in which the Company operates. The Company continues to generate its highest overall gross margin percentages in the California market. The increase in gross margin percentage in 1998 was primarily attributable to a greater percentage of deliveries from the California market as a result of the merger with Pacific Greystone and other acquisitions, and higher gross margin percentages in the Company's Texas homebuilding market.

         Gross margins from sales of land were higher in 1999 compared to 1998 due primarily to the increase in revenues from sales of land. Equity in earnings from partnerships decreased in 1999 compared to 1998 due primarily to a lower level of land sales by the Company's partnerships. The increase in equity in earnings from partnerships in 1998 compared to 1997 reflected a full year of earnings from Lennar Land Partners, which was formed on October 31, 1997. Margins achieved on sales of land and equity in earnings from partnerships may vary significantly from period to period depending on the timing of land sales by the Company and its partnerships.

     Selling, general and administrative expenses as a percentage of revenues from sales of homes were nearly unchanged in 1999 compared to 1998, and were 140 basis points lower in 1998 compared to 1997. The decrease in 1998 compared to 1997 resulted primarily from the increase in revenues in 1998 as a result of the Company's expansion.

     New home orders increased 3% in 1999 and 55% in 1998 compared to the previous years. The increase in 1999 reflected higher new orders in the first half of 1999 due primarily to expansion in California and strong demand in Texas. While new home orders rose in fiscal 1999, they were lower in the second half of the fiscal year compared to the same period in 1998 due primarily to lower new orders in Florida and Arizona/Nevada, where there were decreases in the average number of communities and some softening in demand in certain markets. The Company expects new home orders in early fiscal 2000 to be below comparable 1999 levels. However, assuming there are no significant changes in economic conditions or demand for new homes, new order trends are expected to improve with the addition of new communities throughout the year. The growth in new home orders in 1998 compared to 1997 was primarily attributable to the Company's growth in California, where the Company made several acquisitions in 1997 and 1998. Backlog dollar value decreased 22% to $652.0 million at November 30, 1999, compared to $840.0 million at November 30, 1998, due primarily to an improved backlog conversion rate of 86% in the fourth quarter of 1999 compared to 67% in the fourth quarter of 1998.

FINANCIAL SERVICES

      The Financial Services Division provides mortgage financing, title insurance and closing services for Lennar homebuyers and others. The Division also packages and resells residential mortgage loans and mortgage-backed securities, performs mortgage loan servicing activities and provides cable television and alarm monitoring services to residents of Lennar communities and others. The following table sets forth selected financial and operational information relating to the Financial Services Division:

                                        Years Ended November 30,
(DOLLARS IN THOUSANDS)             1999           1998          1997
----------------------------------------------------------------------
REVENUES                      $    269,307      212,437        94,512
COSTS AND EXPENSES                 238,211      179,102        58,967
----------------------------------------------------------------------
OPERATING EARNINGS            $     31,096       33,335        35,545
----------------------------------------------------------------------
Dollar value of
  mortgages originated        $  2,162,479    1,031,338       419,933
----------------------------------------------------------------------
Number of mortgages
  originated                        14,900        7,900         3,500
----------------------------------------------------------------------
Principal balance of
  servicing portfolio         $  3,128,234    3,213,235     3,073,010
----------------------------------------------------------------------
Number of loans serviced            38,000       41,000        39,700
----------------------------------------------------------------------
Number of title
  transactions                     139,000      123,000        12,000
----------------------------------------------------------------------

         The 27% increase in revenues from the Financial Services Division in 1999 compared to 1998 reflected higher mortgage services revenues as a result of the growth in Lennar home deliveries, a higher capture rate of Lennar homebuyers and acquisitions made by the Division in 1999, combined with higher title services revenues which resulted from a higher number of title transactions in the first half of 1999 and acquisitions made in 1998 and 1999. Operating earnings from the Financial Services Division were lower in 1999 compared to 1998 primarily due to reduced earnings from title services as a result of a lower level of refinance activity, and a highly competitive pricing environment in the mortgage business.

         Revenues and operating earnings from the Financial Services Division in 1998 included a significant contribution from North American Title, which was acquired in January 1998. Additionally, the Division experienced improved profits from mortgage services primarily due to increased homebuilding volume and a greater capture rate of Lennar homebuyers and others. These improvements in 1998 were offset by the absence of the portions of this Division previously involved in commercial mortgage lending and investments, which were spun-off on October 31, 1997.

CORPORATE GENERAL AND ADMINISTRATIVE

         Corporate general and administrative expenses as a percentage of total revenues were 1.2% in 1999, 1998 and 1997.

INTEREST

         Interest expense was $48.9 million, or 1.6% of total revenues, in 1999, $47.6 million, or 2.0% of total revenues, in 1998 and $25.0 million (for continuing operations), or 1.9% of total revenues, in 1997. The decrease in interest as a percentage of total revenues in 1999 was mainly due to a lower average borrowing rate in the first nine months of 1999, primarily as a result of the Company's issuance of $229 million of zero-coupon senior convertible debt securities late in the third quarter of 1998. These notes have an effective interest rate of 3 7/8%. Interest incurred was $54.6 million in 1999, $50.5 million in 1998 and $36.1 million (for continuing operations) in 1997. The 1999 increase was primarily due to an increase in average debt outstanding in 1999. The increases in interest expense and interest incurred in 1998 compared to 1997 were primarily due to an increase in average debt outstanding as a result of the Company's growth in 1998.

SPIN-OFF, FORMATION OF PARTNERSHIP AND MERGER

         On June 10, 1997, the Company's Board of Directors approved a plan to spin-off its commercial real estate investment and management business consisting of the Investment Division (which is classified as a discontinued operation in the accompanying consolidated statements of earnings and cash flows), the portions of the Financial Services Division involved in commercial mortgage lending and investments and certain assets of the Homebuilding Division utilized in related businesses. The spin-off was conducted through a tax-free distribution of the stock of LNR Property Corporation ("LNR") to the stockholders of Lennar and was completed on October 31, 1997. The Investment Division was involved in the development, management and leasing, as well as the acquisition and sale of commercial and multi-family residential rental properties and land. The Investment Division also was a participant and manager in a number of partnerships which acquired portfolios of commercial mortgage loans and real estate and acquired, at a discount, the unrated portions of debt securities which were collateralized by commercial real estate loans. Operating earnings from the discontinued Investment Division were $68.4 million in 1997.

         At the time of the spin-off transaction, Lennar and LNR formed a general partnership to acquire, develop and sell land. Lennar and LNR contributed properties to the partnership in exchange for 50% general partnership interests. In 1999, certain assets and liabilities of this partnership were contributed at net book value to a second general partnership and the Company and LNR each received 50% general partnership interests in the second partnership. The two partnerships are collectively referred to as "Lennar Land Partners".

         In the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off of LNR and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge relating to the change in use of land that was contributed to Lennar Land Partners. The liabilities recorded as part of the restructuring charge had been paid as of November 30, 1999.

         On October 31, 1997, the Company also completed a merger with Pacific Greystone Corporation. The merger significantly expanded the Company's operations in California and Arizona and provided the Company with operations in Nevada.

FINANCIAL CONDITION AND CAPITAL RESOURCES

         In 1999, $121.3 million in cash was provided by the Company's operations, compared to $63.2 million in 1998. Cash flows from operations in 1999 consisted primarily of $172.7 million of net earnings. This generation of cash was primarily offset by $77.4 million of cash used to increase inventories through land purchases, land development and construction and $41.2 million of cash used to reduce accounts payable and other liabilities. Cash flows from operations in 1998 consisted primarily of $144.1 million of net earnings and an increase in accounts payable and other liabilities of $130.5 million. This generation of cash was primarily offset by $112.3 million of cash used to increase inventories through land purchases, land development and construction and $111.6 million of cash used to increase loans held for sale or disposition by the Company's Financial Services Division.

         In 1999, $28.5 million in cash was used in the Company's investing activities compared to $209.8 million in 1998. Cash flows used in investing activities in 1999 and 1998 included $19.7 million and $190.5 million, respectively, of cash used for acquisitions.

         The Company finances its land acquisition and development activities, construction activities, financial services activities and general operating needs primarily from cash generated from operations as well as from revolving lines of credit, public debt and equity, financial institution borrowings and purchase money notes. The Company also buys land under option agreements. Option agreements permit the Company to acquire portions of properties when it is ready to build homes on them. The financial risk of adverse market conditions associated with longer-term land holdings is managed by prudent underwriting of land purchases in areas that the Company views as desirable growth markets, diversification of risk through partnerships with other entities and careful management of the land development process. Based on its current financing capabilities, the Company does not believe that its land holdings have a significant adverse effect on its liquidity.

         At November 30, 1999, the Company had unsecured revolving credit facilities in the aggregate amount of $645 million, which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. At November 30, 1999, there were no amounts outstanding under the Company's unsecured revolving credit facilities, compared to $136.7 million outstanding at November 30, 1998. In February 1999, the Company issued $282 million of 7 5/8% Senior Notes. The Senior Notes are due in 2009 and were issued for the purpose of reducing amounts outstanding under revolving credit facilities and redeeming outstanding 10 3/4% notes. Proceeds from the offering, after underwriting and market discounts, expenses and settlement of a related interest rate hedge agreement were approximately $266 million. In March 1999, the Company redeemed all of the outstanding 10 3/4% Senior Notes due 2004 of one of its subsidiaries, Greystone Homes, Inc., at a price of 105.375% of the principal amount outstanding plus accrued interest. Cash paid to redeem the notes was $132 million, which approximated their carrying value.

         In the third quarter of 1998, the Company issued, for $229 million, zero-coupon senior convertible debentures due 2018 ("Debentures") with a face amount at maturity of $493 million. The Debentures were issued at a price of $464.13 per $1,000 face amount at maturity, which equates to a yield to maturity over the life of the Debentures of 3 7/8%. Proceeds from the offering, after underwriting discount and expenses, were approximately $223 million. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount. At November 30, 1999, the amount outstanding, net of unamortized original issue discount, was $237.9 million.

         The Company's ratio of homebuilding debt to total capital was 37% at November 30, 1999, compared to 43% at November 30, 1998. In addition to the use of capital in the Company's ordinary homebuilding and financial services activities, the Company will continue to actively evaluate various other uses of capital which fit into its homebuilding and financial services strategies and meet its profitability and return on capital requirements. This may include acquisitions of or investments in other entities and continued repurchases of shares of the Company's outstanding common stock. These activities may be funded through any combination of the Company's currently available credit facilities, cash generated from operations, sales of assets or the issuance of public debt, common stock or preferred stock under existing and future shelf registrations.

         Lennar Financial Services finances its mortgage loans and servicing activities by pledging them as collateral for borrowings under a line of credit totaling $315 million. Total borrowings under the financial services line of credit were $236.6 million and $196.7 million at November 30, 1999 and 1998, respectively.

         Limited-purpose finance subsidiaries of Lennar Financial Services have placed mortgage loans and other receivables as collateral for various long-term financings. These subsidiaries pay the debt service on the long-term borrowings primarily from the cash flows generated by the related pledged collateral. Therefore, the related interest income and interest expense substantially offset one another in each of the years in the three-year period ended November 30, 1999. As part of the spin-off of the Company's commercial real estate investment and management business, the Company transferred to LNR its interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. The Company believes that the cash flows generated by these subsidiaries will be adequate to meet the required debt payment schedules.

         The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. At November 30, 1999, the Company had three interest rate swap agreements outstanding with a total notional amount of $200 million, which will mature in 2002. These agreements fixed the LIBOR index (to which certain of the Company's debt interest rates are tied) at approximately 6.1%. The Financial Services Division, in the normal course of business, also uses derivative financial instruments to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. Counterparties to each of the above agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated.

         In March 1999, the Company filed a shelf registration statement and prospectus with the Securities and Exchange Commission to offer, from time-to-time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate initial offering price not to exceed $500 million. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes. As of November 30, 1999, no securities had been issued under this registration statement.

         In September 1999, the Company's Board of Directors approved the repurchase of up to ten million shares of the Company's outstanding common stock. The Company may repurchase shares, from time-to-time, subject to market conditions. As of February 8, 2000, the Company had repurchased 9.7 million shares of its outstanding common stock for an aggregate purchase price of approximately $155.9 million (including approximately 442,000 shares for an aggregate purchase price of approximately $6.0 million during fiscal 1999). On February 8, 2000, the Company's Board of Directors authorized the repurchase of an additional five million shares of the Company's outstanding common stock.

         The Company has maintained excellent relationships with the financial institutions participating in its financing arrangements and has no reason to believe that such relationships will not continue in the future. Based on the Company's current financial condition and credit relationships, Lennar believes that its operations and borrowing resources will provide for its current and long-term capital requirements at the Company's anticipated levels of growth.

PLAN AND AGREEMENT OF MERGER

         In February 2000, the Company entered into a definitive agreement to acquire U.S. Home Corporation through a merger in which the U.S. Home stockholders will receive a total of approximately $476 million, of which approximately one-half will be in cash and the remainder will be in common stock of the Company (with the common stock portion, and therefore the total purchase price, subject to adjustment if the price of the Company's stock is greater or lower than specified levels) in exchange for their stock. U.S. Home will become a wholly-owned subsidiary of the Company. When the acquisition takes place, U.S. Home's debt is expected to include bank debt and approximately $525 million of publicly-held debt. The holders of the publicly-held debt have the right to require U.S. Home to redeem such debt within 90 days of the completion of the transaction. The Company has access to the resources required to close the transaction and, if necessary, refinance U.S. Home's debt. The transaction is subject to approval by the stockholders of both companies, as well as expiration or termination of waiting periods under antitrust laws and other regulatory matters. If the necessary stockholder and regulatory approvals are obtained, the Company expects the transaction to close by the end of May 2000.

BACKLOG

         Backlog represents the number of homes subject to pending sales contracts. Homes are sold using sales contracts which are usually accompanied by sales deposits. Before entering into sales contracts, the Company generally prequalifies its customers. In some instances, purchasers are permitted to cancel sales contracts if they are unable to close on the sale of their existing home or fail to qualify for financing and under certain other circumstances. The Company experienced a cancellation rate of 20% in 1999, 20% in 1998 and 19% in 1997. Although cancellations can delay the sales of the Company's homes, they have not had a material impact on sales, operations or liquidity, because the Company closely monitors the progress of prospective buyers in obtaining financing and monitors and adjusts construction start plans to match the level of demand for homes. The Company does not recognize revenue on homes covered by pending sales contracts until the sales are closed and title passes to the new homeowners.

SEASONALITY

         The Company has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the homebuilding business. The Company typically experiences the highest rate of orders for new homes in the first half of the calendar year although the rate of orders for new homes is highly dependent on the number of active communities and the timing of new community openings. Because new home deliveries trail orders for new homes by several months, the Company typically has a greater percentage of new home deliveries in the second half of its fiscal year compared to the first half. As a result, the Company's earnings from sales of homes are generally higher in the second half of the fiscal year.

INTEREST RATES AND CHANGING PRICES

         Inflation can have a long-term impact on the Company because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. Increased construction costs, rising interest rates, as well as increased materials and labor costs, may reduce gross margins. In recent years the increases in these costs have followed the general rate of inflation and hence have not had a significant adverse impact on the Company. In addition, deflation can impact the value of real estate. There can be no assurance that changing prices will not have a material adverse impact on the Company's future results of operations.

YEAR 2000

         The "Year 2000 issue" relates to issues which may arise from the inability of existing computer systems to properly recognize the year 2000. If not corrected, computer systems may fail or miscalculate data.

         The Company uses a variety of operating systems, computer software applications, computer hardware equipment and other equipment in conjunction with its homebuilding and financial services operations. In addition, the Company uses other non-information technology internal office systems. The Company converted the majority of its computer information systems to one company-wide system which is Year 2000 compliant and made modifications to its other computer information systems to make them Year 2000 compliant. The Company is not currently aware of any issues which have arisen in any of its computer systems or other non-information technology systems as a result of the Year 2000 issue. In addition, the Company has not experienced or been notified of any significant Year 2000 issues relating to its significant vendors, subcontractors, suppliers and others. The financial impact of becoming Year 2000 compliant has not been and is not expected to be material to the Company's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENT

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The effective date of this statement, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 - AN AMENDMENT OF FASB STATEMENT NO. 133, is for fiscal years beginning after June 15, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not currently believe that the implementation of SFAS No. 133 will have a material impact on the Company's results of operations or financial position.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Lennar Corporation:

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 1999 and 1998, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries at November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

/s/ Deloitte & Touche LLP

Miami, Florida
January 11, 2000, except for Note 15, as to which the date is February 16, 2000

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. The statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. Management relies on internal accounting controls, among other things, to produce records suitable for the preparation of financial statements. The Company employs internal auditors whose work includes evaluating and testing internal accounting controls.

The responsibility of our independent auditors for the financial statements is limited to their expressed opinion on the fairness of the consolidated financial statements taken as a whole. Their examination is performed in accordance with generally accepted auditing standards which include tests of our accounting records and internal accounting controls and evaluation of estimates and judgments used to prepare the financial statements.

An Audit Committee of outside members of the Board of Directors periodically meets with management, the external auditors and internal auditors to evaluate the scope of auditing activities and review results. Both the external and internal auditors have full and free access to the Committee, without management present, to discuss any appropriate matters.

/s/ Bruce E. Gross                     /s/ Diane J. Bessette
Bruce E. Gross                         Diane J. Bessette
Chief Financial Officer                Controller

CONSOLIDATED BALANCE SHEETS
Lennar Corporation and Subsidiaries
November 30, 1999 and 1998


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                     1999             1998
-------------------------------------------------------------------------------------------------------
ASSETS
HOMEBUILDING:
  Cash and cash equivalents                                            $       83,256           34,677
  Receivables, net                                                             11,162           23,803
  Inventories:
    Construction in progress and model homes                                1,234,213        1,131,540
    Land held for development                                                  40,338           67,013
                                                                       --------------------------------
        Total inventories                                                   1,274,551        1,198,553
  Investments in partnerships                                                 173,310          156,536
  Other assets                                                                 97,826          137,311
                                                                       --------------------------------
                                                                            1,640,105        1,550,880
FINANCIAL SERVICES ASSETS                                                     417,542          366,954
                                                                       --------------------------------
                                                                       $    2,057,647        1,917,834
                                                                       ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
HOMEBUILDING:
  Accounts payable and other liabilities                               $      333,532          355,707
  Mortgage notes and other debts payable, net                                 523,661          530,630
                                                                       --------------------------------
                                                                              857,193          886,337
FINANCIAL SERVICES LIABILITIES                                                318,955          315,832

STOCKHOLDERS' EQUITY:
  Preferred stock                                                                   -                -
  Common stock of $0.10 par value per share
      Authorized 100,000 shares;
        Issued: 1999 - 48,511; 1998 - 48,241                                    4,851            4,824
  Class B common stock of $0.10 par value per share
      Authorized 30,000 shares;
        Issued: 1999 - 9,848; 1998 - 9,910                                        985              991
  Additional paid-in capital                                                  525,623          523,645
  Retained earnings                                                           356,058          186,205
  Treasury stock, at cost; 442 shares of common stock                          (6,018)               -
                                                                       --------------------------------
                                                                              881,499          715,665
                                                                       --------------------------------
                                                                       $    2,057,647        1,917,834
                                                                       ================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
Lennar Corporation and Subsidiaries
Years Ended November 30, 1999, 1998 and 1997


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               1999            1998             1997
-----------------------------------------------------------------------------------------------------------------
REVENUES:
  Homebuilding                                                  $     2,849,207       2,204,428        1,208,570
  Financial services                                                    269,307         212,437           94,512
                                                                -------------------------------------------------
          Total revenues                                              3,118,514       2,416,865        1,303,082
                                                                -------------------------------------------------
COSTS AND EXPENSES:
  Homebuilding                                                        2,508,404       1,921,059        1,088,330
  Financial services                                                    238,211         179,102           58,967
  Corporate general and administrative                                   37,563          28,962           15,850
  Interest                                                               48,859          47,628           24,979
  Restructuring charge                                                        -               -           29,229
                                                                -------------------------------------------------
          Total costs and expenses                                    2,833,037       2,176,751        1,217,355
                                                                -------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
  PROVISION FOR INCOME TAXES                                            285,477         240,114           85,727

Provision for income taxes                                              112,763          96,046           35,122
                                                                -------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                     172,714         144,068           50,605

EARNINGS FROM DISCONTINUED OPERATIONS
       (net of income taxes of $21,166)                                       -               -           33,826
                                                                -------------------------------------------------
NET EARNINGS                                                    $       172,714         144,068           84,431
                                                                =================================================
BASIC EARNINGS PER SHARE:
  CONTINUING OPERATIONS                                         $          2.97            2.59             1.35
  DISCONTINUED OPERATIONS                                                     -               -             0.90
                                                                -------------------------------------------------
                                                                $          2.97            2.59             2.25
                                                                =================================================
DILUTED EARNINGS PER SHARE:
  CONTINUING OPERATIONS                                         $          2.74            2.49             1.34
  DISCONTINUED OPERATIONS                                                     -               -             0.89
                                                                -------------------------------------------------
                                                                $          2.74            2.49             2.23
                                                                =================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lennar Corporation and Subsidiaries
Years Ended November 30, 1999, 1998 and 1997


(IN THOUSANDS)                                                     1999           1998            1997
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Earnings from continuing operations                             $ 172,714        144,068         50,605
Earnings from discontinued operations                                  --             --         33,826
Adjustments to reconcile net earnings to net cash
 provided by (used in) operating activities:
    Depreciation and amortization                                  38,956         25,264          9,352
    Amortization of discount/premium on debt, net                   8,774           (885)          (313)
    Equity in earnings from partnerships                          (19,482)       (30,908)       (32,947)
    Investment Division gain on sales of other real estate             --             --        (25,401)
    Restructuring charge                                               --             --         29,229
    Increase (decrease) in deferred income taxes                   28,125         12,469        (30,086)
    Changes in assets and liabilities, net of effects
        from acquisitions:
          (Increase) decrease in receivables                        8,173          8,636        (22,468)
          Increase in inventories                                 (77,428)      (112,347)      (106,995)
          (Increase) decrease in other assets                      (3,639)        (1,970)         5,194
          (Increase) decrease in financial services
             loans held for sale or disposition                     6,293       (111,582)       (32,358)
          Increase (decrease) in accounts payable and other
             liabilities                                          (41,196)       130,451         31,297
                                                                ---------------------------------------
          Net cash provided by (used in) operating activities     121,290         63,196        (91,065)
                                                                ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Operating properties and equipment:
    Additions                                                     (15,328)       (13,233)       (70,773)
    Sales                                                              --             51         48,178
Sales of land held for investment                                      --             --          6,253
(Increase) decrease in investments in partnerships, net             6,524         (6,724)       131,777
Decrease in financial services mortgage loans                       1,587            136            745
Purchases of investment securities                                (13,119)        (3,361)      (113,011)
Receipts from investment securities                                11,600          3,733        158,053
Acquisitions of properties and businesses, net of cash acquired   (19,747)      (190,524)            --
Acquisition of Pacific Greystone Corporation - cash acquired           --             --          7,764
Other, net                                                            (39)           150          2,279
                                                                ---------------------------------------
          Net cash provided by (used in) investing activities     (28,522)      (209,772)       171,265
                                                                ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving
  credit facilities                                              (136,650)      (239,850)         7,600
Net borrowings (repayments) under financial services
  short-term debt                                                    (856)       136,205         30,641
Net proceeds from issuance of senior notes                        266,153             --             --
Net proceeds from issuance of zero-coupon senior
  convertible debentures                                               --        222,960             --
Proceeds from other borrowings                                      1,856        114,581        164,873
Principal payments on other borrowings                           (160,570)      (127,571)      (212,206)
Limited-purpose finance subsidiaries, net                             769            727            304



(IN THOUSANDS)                                                         1999          1998            1997
-----------------------------------------------------------------------------------------------------------
Spin-off transaction - assets distributed, cash                           --             --        (69,035)
Common stock:
     Issuance                                                          3,251         41,251          2,829
     Payment made under acquisition agreement                         (1,252)            --             --
     Repurchases of common stock                                      (6,018)            --             --
     Dividends                                                        (2,861)        (2,749)        (3,277)
                                                                   ----------------------------------------
         Net cash provided by (used in) financing activities         (36,178)       145,554        (78,271)
                                                                   ----------------------------------------
Net increase (decrease) in cash and cash equivalents                  56,590         (1,022)         1,929
Cash and cash equivalents at beginning of year                        61,577         62,599         60,670
                                                                   ----------------------------------------
Cash and cash equivalents at end of year                           $ 118,167         61,577         62,599
                                                                   ----------------------------------------
Summary of cash and cash equivalent balances:
  Homebuilding                                                     $  83,256         34,677         52,926
  Financial services                                                  34,911         26,900          9,673
                                                                   ----------------------------------------
                                                                   $ 118,167         61,577         62,599
                                                                   ========================================
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized               $   9,647         15,254         27,511
  Cash paid for income taxes                                       $ 108,845         60,157         86,796

Supplemental disclosures of non-cash investing and
     financing activities:
  Purchases of investment securities financed by sellers           $      --             --         23,366
  Assumption of mortgages related to acquisitions of
     properties                                                    $  29,342         28,913         25,348
  Exchange transactions - like kind tax deferred                   $      --             --         46,000
  Contribution to Lennar Land Partners                             $      --             --        146,803
  Common stock issued in 1998 acquisitions                         $      --         94,096             --

  Acquisition of Pacific Greystone Corporation:
    Fair value of assets acquired, inclusive of
      cash of $7,764                                               $      --             --        394,786
    Goodwill recorded                                                     --             --         45,803
    Liabilities assumed                                                   --             --       (224,516)
                                                                   ----------------------------------------
    Common stock issued                                            $      --             --        216,073
                                                                   ----------------------------------------
  Spin-off of commercial real estate investment and
      management business:
    Assets distributed, non-cash                                   $      --             --       (959,752)
    Assets distributed, cash                                              --             --        (69,035)
    Liabilities distributed                                               --             --        461,400
    Net unrealized gain on securities
      available-for-sale distributed                                      --             --         18,774
                                                                   ----------------------------------------
    Distribution                                                   $      --             --       (548,613)
                                                                   ========================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Lennar Corporation and Subsidiaries
Years Ended November 30, 1999, 1998 and 1997


(IN THOUSANDS)                                                      1999           1998           1997
--------------------------------------------------------------------------------------------------------
COMMON STOCK:
  Beginning balance                                             $   4,824          4,322          2,594
  Shares issued - merger with Pacific Greystone Corporation            --             --          1,703
  Shares issued - acquisitions                                         --            350             --
  Shares issued - equity draw-down agreement                           --            114             --
  Shares issued - employee stock plans                                 21             35             20
  Conversion of Class B common stock                                    6              3              5
                                                                ----------------------------------------
     Balance at November 30                                         4,851          4,824          4,322
                                                                ----------------------------------------
CLASS B COMMON STOCK:
  Beginning balance                                                   991            994            999
  Conversion to common stock                                           (6)            (3)            (5)
                                                                ----------------------------------------
     Balance at November 30                                           985            991            994
                                                                ----------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Beginning balance                                               523,645        388,797        171,618
  Shares issued - merger with Pacific Greystone Corporation            --             --        214,370
  Shares issued - acquisitions                                         --         93,746             --
  Payment made under acquisition agreement                         (1,252)            --             --
  Shares issued - equity draw-down agreement                           --         35,957             --
  Shares issued - employee stock plans                              3,230          5,145          2,809
                                                                ----------------------------------------
     Balance at November 30                                       525,623        523,645        388,797
                                                                ----------------------------------------
RETAINED EARNINGS:
  Beginning balance                                               186,205         44,886        512,345
  Net earnings                                                    172,714        144,068         84,431
  Spin-off of commercial real estate investment and
    management business                                                --             --       (548,613)
  Cash dividends - common stock                                    (2,418)        (2,302)        (2,493)
  Cash dividends - Class B common stock                              (443)          (447)          (784)
                                                                ----------------------------------------
     Balance at November 30                                       356,058        186,205         44,886
                                                                ----------------------------------------
TREASURY STOCK:
  Beginning balance                                                    --             --             --
  Repurchases of common stock                                      (6,018)            --             --
                                                                ----------------------------------------
     Balance at November 30                                        (6,018)            --             --
                                                                ----------------------------------------
UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE, NET:
  Beginning balance                                                    --             --          7,900
  Net unrealized gains for the year                                    --             --         10,874
  Spin-off of commercial real estate investment and
    management business                                                --             --        (18,774)
                                                                ----------------------------------------
     Balance at November 30                                            --             --             --
                                                                ----------------------------------------
        Total stockholders' equity                              $ 881,499        715,665        438,999
                                                                ========================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lennar Corporation and Subsidiaries

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Lennar Corporation and all subsidiaries and partnerships in which a controlling interest is held (the "Company"). The Company's investments in partnerships (and similar entities) in which a significant, but less than a controlling, interest is held are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

     As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the accompanying 1997 financial statements have been restated to reflect the Investment Division as a discontinued operation (see Note 2).

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues from sales of homes are recognized when the sales are closed and title passes to the new homeowners. Revenues from sales of other real estate (including the sales of land and operating properties) are recognized when a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Cash and cash equivalents as of November 30, 1999 and 1998 included $33.5 million and $15.0 million, respectively, of cash held in escrow for periods of up to three days and $1.7 million and $1.6 million at November 30, 1999 and 1998, respectively, of restricted deposits.

INVENTORIES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, in the first quarter of 1997. Under this standard, inventories to be held and used are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. SFAS No. 121 requires companies to evaluate long-lived assets for impairment based on the undiscounted future cash flows of the assets. Write-downs of inventories deemed to be impaired are recorded as adjustments to the cost basis of the respective inventories. The Company's adoption of SFAS No. 121 in the first quarter of 1997 had no effect on the Company's financial position or results of operations.

     Start-up costs, construction overhead and selling expenses are expensed as incurred. Homes held for sale are classified as construction in progress until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated proportionately to homes within the respective area.

INTEREST AND REAL ESTATE TAXES

     Interest and real estate taxes attributable to land, homes and operating properties are capitalized and added to the cost of those properties as long as the properties are being actively developed. Interest related to homebuilding, including interest costs relieved from inventories, is included in interest expense. Interest expense relating to the financial services operations is included in its respective costs and expenses.

     During 1999, 1998 and 1997, interest costs of $62.9 million, $55.7 million and $62.8 million, respectively (excluding the limited-purpose finance subsidiaries), were incurred and $54.8 million, $45.9 million and $33.5 million, respectively, were capitalized by the Company's homebuilding and discontinued investment operations. Capitalized interest charged to expense, including amounts charged to discontinued investment operations, in 1999, 1998 and 1997 was $49.0 million, $43.1 million and $25.7 million, respectively.

OPERATING PROPERTIES AND EQUIPMENT

     Operating properties and equipment are recorded at cost. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The estimated useful life for operating properties is 30 years and for equipment is 2 to 5 years.

INVESTMENT SECURITIES

     Investment securities are accounted for in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Under SFAS No. 115, debt and equity securities that have determinable fair values are classified as available-for-sale unless they are classified as held-to-maturity. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. Available-for-sale securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale securities are reported in a separate component of stockholders' equity, net of tax effects, until realized.

     Historically, the majority of investment securities were held by the commercial real estate investment and management business, which was spun-off in 1997. At November 30, 1999 and 1998, investment securities classified as held-to-maturity totaled $8.9 million and $5.2 million, respectively, and were included in other assets of the Financial Services Division. There were no other investment securities at November 30, 1999 or 1998.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes interest rate swaps and other agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps and other agreements as hedges of specific debt instruments or anticipated transactions. Interest differentials on interest rate swaps are recognized as adjustments to interest incurred on the related debt instruments. The related amounts payable to or receivable from counterparties are included in other liabilities or other assets in the consolidated balance sheets. The fair values of the interest rate swap agreements are not recognized in the financial statements. Gains or losses on interest rate hedges on anticipated debt issuances are recorded at the time the debt is issued as part of the carrying value of the debt and recognized over the life of the debt as an adjustment to interest incurred.

     The Financial Services Division, in the normal course of business, uses derivative financial instruments to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. The Division enters into forward commitments and option contracts to protect the value of loans held for sale or disposition from increases in market interest rates. Adjustments are made to the carrying values of these loans based on changes in the market value of these hedging contracts (see Note 13).

GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized by the Company on a straight-line basis over periods ranging from 15 to 20 years. At November 30, 1999 and 1998, goodwill was $61.2 million and $50.7 million, respectively (net of accumulated amortization of $6.4 million and $3.1 million, respectively). In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the goodwill are compared to the carrying amount to determine if a write-down to fair value based on discounted cash flows is required. No impairment existed at November 30, 1999 or 1998. Goodwill is included in other assets of the Homebuilding Division and the assets of the Financial Services Division in the consolidated balance sheets.

INCOME TAXES

     Income taxes are accounted for in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

STOCK-BASED COMPENSATION

     The Company grants stock options to certain employees for a fixed number of shares with an exercise price not less than the fair value of the shares at the date of grant. The Company accounts for the stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. The impact of the pro forma disclosures required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, is included in Note 12.

EARNINGS PER SHARE

     In 1998, the Company adopted SFAS No. 128, EARNINGS PER SHARE, which requires a dual presentation of basic and diluted earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Earnings per share for 1997 has been restated to conform with SFAS No. 128 (see
Note 11).

FINANCIAL SERVICES

      Mortgage loans held for sale or disposition by the Financial Services Division are recorded at the lower of cost or market, as determined on an aggregate basis. Premiums and discounts recorded on these loans are presented as an adjustment to the carrying amount of the loans and are not amortized.

     When the Division sells loans or mortgage-backed securities into the secondary market, a gain or loss is recognized to the extent that the sales proceeds exceed, or are less than, the book value of the loans or the securities. Loan origination fees, net of direct origination costs, are deferred and recognized as a component of the gain or loss when loans are sold. The Division either retains the servicing on the loans and mortgage-backed securities it sells and recognizes servicing fee income as those services are performed or sells the servicing rights on the loans or mortgage-backed securities it originates on a flow basis.

     On December 1, 1996, the Company adopted SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. On January 1, 1997, the Company adopted SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which superceded SFAS No. 122, and requires, among other things, that the book value of loans be allocated between the mortgage servicing right and the related loan at the time of sale or securitization, if servicing is retained. The adoption of both SFAS No. 122 and SFAS No. 125 resulted in an increase of $1.5 million in after-tax net earnings in the year ended November 30, 1997.

     Mortgage servicing rights are periodically evaluated for impairment based on the fair value of these rights. The fair value of mortgage servicing rights is determined by discounting the estimated future cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. For purposes of measuring impairment, the loans underlying the mortgage servicing rights are stratified on the basis of interest rate and type. The amount of impairment is the amount by which the mortgage servicing rights, net of accumulated amortization, exceed their fair value by strata. Impairment, if any, is recognized through a valuation allowance and a charge to current operations. The book value and fair value of mortgage servicing rights was $15.6 million and $23.1 million, respectively, at November 30, 1999 and $11.1 million and $14.8 million, respectively, at November 30, 1998. A valuation allowance related to mortgage servicing rights was not required at or for the years ended November 30, 1999 and 1998.

     Mortgage servicing rights are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying mortgages.

NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The effective date of this statement, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 - AN AMENDMENT OF FASB STATEMENT NO. 133, is for fiscal years beginning after June 15, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not currently believe that the implementation of SFAS No. 133 will have a material impact on the Company's results of operations or financial position.

RECLASSIFICATION

     Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 1999 presentation.

2. SPIN-OFF OF COMMERCIAL REAL ESTATE INVESTMENT AND MANAGEMENT BUSINESS AND FORMATION OF LENNAR LAND PARTNERS

     On June 10, 1997, the Company's Board of Directors approved a plan to spin-off the commercial real estate investment and management business consisting of the Investment Division, the portions of the Financial Services Division involved in commercial mortgage lending and investments and certain assets of the Company's Homebuilding Division utilized in related businesses. The spin-off was conducted through a distribution of the stock of LNR Property Corporation ("LNR") to the stockholders of Lennar pursuant to a separation and distribution agreement that provided that for each existing share of the Company, the shareholders received one share of common stock of LNR, with the right during a limited period after the spin-off to exchange that common stock for Class B common stock of LNR. The spin-off, in the form of a tax-free distribution, was completed on October 31, 1997 and was recorded as an adjustment to stockholders' equity.

     On October 31, 1997, the Company and LNR formed a general partnership to acquire, develop and sell land. The Company and LNR contributed properties to the partnership in exchange for 50% general partnership interests. In 1999, certain assets and liabilities of this partnership were contributed at net book value to a second general partnership and the Company and LNR each received 50% general partnership interests in the second partnership. The two partnerships are collectively referred to as "Lennar Land Partners". Pursuant to management agreements, the Company manages the day-to-day operations of Lennar Land Partners and receives a management fee. The partnership agreements for Lennar Land Partners permit the Company and LNR to (i) engage in business activities which conflict with or are in direct competition with Lennar Land Partners and
(ii) acquire properties from, or sell properties to, Lennar Land Partners. The Company has options to purchase a portion of the assets originally contributed to Lennar Land Partners and may be granted options to purchase all or portions of properties which subsequently are acquired by Lennar Land Partners.

     The Company's 1997 consolidated financial statements were restated to reflect the Investment Division business segment as a discontinued operation. Accordingly, the revenues and expenses have been excluded from the respective captions in the consolidated statements of earnings, and have been reported through the date of disposition as "earnings from discontinued operations".

     The components of earnings from discontinued operations were as follows:

                                                 Year Ended
                                                 November 30,
(IN THOUSANDS)                                       1997
---------------------------------------------------------------
REVENUES:
Rental income                                   $     51,254
Equity in earnings from partnerships                  21,071
Management fees                                       13,343
Gain on sales of real estate, net                     20,401
Other                                                 18,418
                                                ---------------
  Total revenues                                     124,487
COSTS AND EXPENSES                                    56,099
                                                ---------------
OPERATING EARNINGS                                    68,388
Interest                                              13,396
                                                ---------------
EARNINGS FROM DISCONTINUED OPERATIONS
  BEFORE INCOME TAXES                                 54,992
Income taxes                                          21,166
                                                ---------------
EARNINGS FROM DISCONTINUED OPERATIONS           $     33,826
                                                ===============

     Earnings from discontinued operations include the results of operations through October 31, 1997, the measurement and disposal date. Accordingly, the Company did not recognize a loss on disposal of the discontinued Investment Division. During the fourth quarter of 1997, the Company recorded a restructuring charge to continuing operations for the estimated costs of the spin-off and formation of Lennar Land Partners. The restructuring charge was $29.2 million and consisted of professional fees, transaction costs, the write-off of deferred loan costs on mortgages and notes which were paid off to effect the spin-off and an impairment charge of $13.7 million relating to the change in use of land that was contributed to Lennar Land Partners. The liabilities recorded as part of the restructuring charge had been paid as of November 30, 1999.

     In addition to the Investment Division business segment, assets and liabilities of the Homebuilding and Financial Services Divisions utilized in the commercial real estate investment and management business were distributed in the spin-off of LNR. For the year ended November 30, 1997, revenues of $39.9 million and expenses of $15.5 million were associated with the assets and liabilities of the Financial Services Division distributed in the spin-off of LNR. The revenues and expenses associated with the assets and liabilities of the Homebuilding Division distributed in the spin-off of LNR were not significant for the year ended November 30, 1997.

3.       ACQUISITIONS

     During the third quarter of 1998, the Company acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities. During the first quarter of 1998, the Company acquired a Northern California homebuilder, Winncrest Homes, and the North American Asset Development Group of companies ("NAADC"), which provide title and escrow services in California, Arizona and Colorado. In September 1998, NAADC acquired a small escrow company in California. In connection with these transactions, the Company paid $202 million in cash (inclusive of cash acquired of $12 million) and issued $94 million in common stock (3.5 million shares). The cash portion of these transactions was funded primarily from the Company's revolving credit facilities and issuance of zero-coupon senior convertible debentures. The Company received assets with a fair value of $335 million and assumed liabilities totaling $47 million in connection with these transactions. In addition, the Company recorded goodwill of $8 million relating to the acquisitions of NAADC, Winncrest and the escrow company. Goodwill is being amortized on a straight-line basis over 20 years. The acquisitions were accounted for using the purchase method of accounting. In 1999, the Company paid $1.3 million to the sellers of one of the properties acquired, under an agreement which set a floor on the value of a portion of the shares of common stock given to the sellers as part of the consideration for the acquisition. The agreement allowed the Company to settle the floor in cash or stock. As a result, the payment was recorded as a reduction in stockholders' equity in 1999. The results of each acquired entity are included in the Company's consolidated statements of earnings since the respective acquisition dates. The pro forma effect of the acquisitions on the results of operations are not presented as they are not considered material.

     On June 10, 1997, the Company's Board of Directors approved a plan to acquire Pacific Greystone Corporation ("Greystone") through a merger in which the shareholders of the Company received one share of common stock or Class B common stock of the corporation which survived the merger for each share of common stock or Class B common stock of the Company held by them, and the shareholders of Greystone received 1.138 shares of common stock of the surviving corporation for each outstanding share of Greystone common stock. The surviving corporation was renamed Lennar Corporation. This merger resulted in the Company's shareholders owning approximately 68% of the surviving corporation and Greystone shareholders owning the remaining 32% of that corporation. The merger became effective after the distribution of the stock of LNR to which the Company transferred its commercial real estate investment and management business and the Greystone shareholders did not receive any interest in LNR. The merger was conditioned upon the distribution taking place. Such merger became effective on October 31, 1997. Total consideration for this acquisition was $216.1 million, of which $45.8 million was assigned to the excess of the purchase price over the fair value of net assets acquired and recorded as goodwill. Goodwill is being amortized on a straight-line basis over 20 years. The consideration consisted of $213.7 million (17 million shares) for newly issued common stock and $2.4 million for Greystone stock options which vested at the acquisition date.

     The Company accounted for the merger using the purchase method of accounting and the results of Greystone's operations have been included in the Company's consolidated statements of earnings since November 1, 1997. Revenues and net earnings on an unaudited pro forma basis would have increased by $580.6 million and $28.5 million, respectively, during 1997 had the acquisition occurred on December 1, 1996. The pro forma earnings per share would have been $2.13 per share diluted ($2.16 per share basic) in 1997.

4.       OPERATING SEGMENTS

     In 1999, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes new standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The implementation of SFAS No. 131 did not have a significant impact on the Company's definition of operating segments and related disclosures.

     The Company has two operating segments: Homebuilding and Financial Services. The Company's reportable segments are strategic business units that offer different products and services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1.

HOMEBUILDING

     Homebuilding operations include the sale and construction of single-family attached and detached homes. These activities also include the purchase, development and sale of residential land. The following table sets forth financial information relating to the homebuilding operations:

                                                             Years Ended November 30,
(IN THOUSANDS)                                          1999           1998         1997
--------------------------------------------------------------------------------------------
REVENUES:
Sales of homes                                      $2,671,744      2,089,762      1,130,989
Sales of land and other revenues                       157,981         83,758         73,557
Equity in earnings from partnerships                    19,482         30,908          4,024
                                                    ----------------------------------------
     Total revenues                                  2,849,207      2,204,428      1,208,570

COSTS AND EXPENSES:
Cost of homes sold                                   2,105,422      1,641,741        907,691
Cost of land and other expenses                        130,432         69,279         50,633
Selling, general and administrative                    272,550        210,039        130,006
                                                    ----------------------------------------
     Total costs and expenses                        2,508,404      1,921,059      1,088,330
                                                    ----------------------------------------
OPERATING EARNINGS                                  $  340,803        283,369        120,240
                                                    ========================================
Depreciation and amortization                       $   29,505         20,762          2,085
                                                    ----------------------------------------
Additions to operating properties and equipment     $    2,283          5,987          1,579
                                                    ========================================

FINANCIAL SERVICES

     Lennar Financial Services provides mortgage financing, title insurance and closing services for Lennar homebuyers and others. The Division also packages and resells residential mortgage loans and mortgage-backed securities, performs mortgage loan servicing activities and provides cable television and alarm monitoring services to residents of Lennar communities and others. The following table sets forth financial information relating to the financial services operations:

                                                               Years Ended November 30,
(IN THOUSANDS)                                              1999         1998         1997
--------------------------------------------------------------------------------------------
REVENUES                                                  $269,307      212,437       94,512
COSTS AND EXPENSES                                         238,211      179,102       58,967
                                                          ----------------------------------
OPERATING EARNINGS                                        $ 31,096       33,335       35,545
                                                          ==================================

Depreciation and amortization                             $  9,451        4,502          594
                                                          ----------------------------------
Interest income, net                                      $ 12,301       10,878       24,935
                                                          ----------------------------------
Additions to operating properties and equipment           $ 13,045        7,246        2,598
                                                          ==================================

5.    RECEIVABLES
                                         November 30,
(IN THOUSANDS)                        1999          1998
----------------------------------------------------------
Accounts receivable                 $ 10,826         9,374
Mortgages and notes receivable         2,444        17,962
                                    ----------------------
                                      13,270        27,336
Allowance for doubtful accounts       (2,108)       (3,533)
                                    ----------------------
                                    $ 11,162        23,803
                                    ======================

6.    PARTNERSHIPS

     Summarized financial information on a combined 100% basis related to the Company's significant partnerships and other similar entities (collectively the "Partnerships") accounted for by the equity method was as follows:

                                               November 30,
(IN THOUSANDS)                               1999         1998
----------------------------------------------------------------
ASSETS:
Cash                                       $143,257       16,880
Land under development                      389,974      353,850
Other assets                                117,939      105,154
                                           ---------------------
                                           $651,170      475,884
                                           =====================
LIABILITIES AND EQUITY:
Accounts payable and other liabilities     $ 47,118       43,867
Notes and mortgages payable                 227,271      143,286
Equity of:
  The Company                               171,960      154,544
  Others                                    204,821      134,187
                                           ---------------------
                                           $651,170      475,884
                                           =====================

                                           Years Ended November 30,
(IN THOUSANDS)                          1999         1998         1997
------------------------------------------------------------------------
Revenues                              $283,979      277,544      227,517
Costs and expenses                     219,100      192,130      173,951
                                      ----------------------------------
Pre-tax earnings of partnerships      $ 64,879       85,414       53,566
                                      ----------------------------------
Company share of pre-tax earnings     $ 19,482       30,908       11,876
                                      ==================================

     At November 30, 1999, the Company's equity interest in each of these Partnerships ranged from 15% to 50%. At November 30, 1999, these Partnerships were primarily involved in the acquisition and development of residential land. The Company shares in the profits and losses of these Partnerships and, when appointed the manager of the Partnerships, receives fees for the management of the assets. In most cases, when the Company is involved in a partnership, it is through a subsidiary which is the general partner and whose only asset is its interest in the partnership. Certain of the Partnerships have partnership interests in other partnerships. The outstanding debt of one of the Company's Partnerships and one second-tier partnership, amounting to $192.5 million at November 30, 1999, is guaranteed by the Company.

     As manager of Lennar Land Partners, the Company is entitled to reimbursement for all out-of-pocket expenses directly incurred in its capacity as manager (the "Direct Expenses") including but not limited to costs and expenses of employees (salary, bonus and benefits), contractors, agents, professional fees, telephone, travel, productions and reproductions of documents and postage. In addition to the Direct Expenses, the Company shares some of its employees, contractors, agents, facilities and equipment and other expenses with Lennar Land Partners (the "Indirect Expenses"). The reimbursement for the Indirect Expenses is $0.5 million per month. In 1999 and 1998, Lennar Land Partners reimbursed the Company $1.5 million and $1.7 million, respectively, of Direct Expenses and $6.0 million of Indirect Expenses in both 1999 and 1998. The Company, in the ordinary course of business, purchases developed land from Lennar Land Partners for use in its homebuilding activities. In 1999 and 1998, these land purchases amounted to $109.3 million and $90.7 million, respectively. The Company believes amounts paid to Lennar Land Partners for land purchases approximate amounts that would have been paid to independent third parties.

7.       OPERATING PROPERTIES AND EQUIPMENT

                                           November 30,
(IN THOUSANDS)                          1999          1998
------------------------------------------------------------
Furniture, fixtures and equipment     $ 16,351        17,996
Community recreational facilities        3,564         7,905
                                      ----------------------
                                        19,915        25,901
Accumulated depreciation               (14,010)      (11,300)
                                      ----------------------
                                      $  5,905        14,601
                                      ======================

Operating properties and equipment are included in other assets in the consolidated balance sheets.

8.       MORTGAGE NOTES AND OTHER DEBTS PAYABLE

                                                      November 30,
(IN THOUSANDS)                                     1999         1998
----------------------------------------------------------------------
Unsecured:
   Zero-coupon senior convertible debentures
      due 2018                                   $237,897      231,897
   7 5/8% senior notes due 2009                   269,548           --
   Revolving credit facilities with floating
      interest rates                                   --      136,650
   10 3/4% senior notes                                --      133,812
Mortgage notes on land with fixed interest
   rates from 6.0% to 10.0% due through
   2001 - no recourse to the Company               16,216       28,271
                                                 ---------------------
                                                 $523,661      530,630
                                                 =====================

     In February 1999, the Company issued $282 million of 7 5/8% Senior Notes due 2009 for the purpose of reducing amounts outstanding under revolving credit facilities and redeeming outstanding 10 3/4% Senior Notes. Proceeds from the offering, after underwriting and market discounts, expenses and settlement of a related interest rate hedge agreement, were approximately $266 million. In March 1999, the Company redeemed all of the outstanding 10 3/4% Senior Notes due 2004 of one of its subsidiaries, Greystone Homes, Inc., at a price of 105.375% of the principal amount outstanding plus accrued interest. Cash paid to redeem the notes was $132 million, which approximated their carrying value.

     In July 1998, the Company issued, for $229 million, zero-coupon senior convertible debentures due 2018 ("Debentures") with a face amount at maturity of $493 million. The Debentures were issued at a price of $464.13 per $1,000 face amount at maturity, which equates to a yield to maturity over the life of the Debentures of 3 7/8%. Proceeds from the offering, after underwriting discount and expenses, were approximately $223 million. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth, or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount.

     At November 30, 1999, the Company had unsecured revolving credit facilities (together the "Facilities") in the aggregate amount of $645 million, which may be used to refinance existing indebtedness, for working capital, for acquisitions and for general corporate purposes. The Facilities agreement is with 16 financial institutions. Of the total Facilities, $500 million is structured as a five-year revolving credit facility maturing June 30, 2002. The second facility (up to $145 million) is structured as a revolving credit facility, maturing October 27, 2000. The Company may elect, at the maturity of the second facility, to convert borrowings under that facility to a term loan which amortizes in equal quarterly amounts and matures on June 30, 2002. Certain Financial Services Division subsidiaries are co-borrowers under this facility. At November 30, 1999 and 1998, no borrowings were allocated to this Division. No amounts were outstanding under the Facilities at November 30, 1999. The weighted average interest rate of the Facilities at November 30, 1998 was 6.4%. The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates.

     The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 1999 are as follows: 2000 - $11.3 million and 2001 - $4.9 million. The remaining principal obligations are due subsequent to November 30, 2004. All of the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

9.    FINANCIAL SERVICES

     The assets and liabilities related to the Company's financial services operations (as described in Note 4) were as follows:

                                                          November 30,
(IN THOUSANDS)                                         1999         1998
--------------------------------------------------------------------------
ASSETS:
Cash and receivables, net                            $ 54,031       40,479
Mortgage loans held for sale or disposition, net      229,042      214,954
Mortgage loans, net                                    22,562       21,370
Mortgage servicing rights, net                         15,564       11,080
Operating properties and equipment, net                21,378       11,165
Title plants                                           14,587       16,104
Goodwill, net                                          20,070        7,935
Other                                                  14,684        8,975
Limited-purpose finance subsidiaries                   25,624       34,892
                                                     ---------------------
                                                     $417,542      366,954
                                                     =====================
LIABILITIES:
Notes and other debts payable                        $253,010      233,316
Other                                                  40,321       47,624
Limited-purpose finance subsidiaries                   25,624       34,892
                                                     ---------------------
                                                     $318,955      315,832
                                                     =====================

     A $315 million warehouse line of credit is used to fund the Division's mortgage loans and servicing activities. Borrowings under this agreement were $236.6 million and $196.7 million at November 30, 1999 and 1998, respectively, and were collateralized by mortgage loans with outstanding principal balances of $221.7 million and $196.9 million, respectively, and by servicing rights relating to approximately $2.5 billion and $2.7 billion of loans, respectively. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required compensating balance levels. The effective interest rate on this agreement at November 30, 1999 and 1998 was 4.5% and 5.1%, respectively. The warehouse line of credit facility matures April 28, 2000 at which time the Company expects this facility to be renewed.

     Certain of the Division's servicing agreements require it to pass through payments on loans even though it is unable to collect such payments and, in certain instances, be responsible for losses incurred through foreclosure. Exposure to this credit risk is minimized through geographical diversification and review of the mortgage loan servicing created or purchased. Management believes that it has provided adequate reserves for expected losses based on the fair value of the underlying collateral. Provisions for these losses have not been material to the Company.

     In prior years, limited-purpose finance subsidiaries of the Financial Services Division placed mortgages and other receivables as collateral for various long-term financings. These limited-purpose finance subsidiaries pay the principal of, and interest on, these financings primarily from the cash flows generated by the related pledged collateral, which includes a combination of mortgage notes, mortgage-backed securities and funds held by a trustee.

     At November 30, 1999 and 1998, the balances outstanding for the bonds and notes payable were $25.6 million and $34.9 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 6.1% to 13.4%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined. As part of the spin-off of the Company's commercial real estate investment and management business in 1997, LNR received an interest in the assets of the limited-purpose finance subsidiaries to the extent such assets exceeded the related liabilities. This interest amounted to $3.0 million at the date of the spin-off.

10.    INCOME TAXES

     The provision for income taxes, including the provision relating to discontinued operations in 1997, consisted of the following:

                        Years Ended November 30,
(IN THOUSANDS)       1999         1998          1997
------------------------------------------------------
CURRENT:
  Federal          $ 71,091       74,739        75,769
  State              13,547        9,308         7,239
                   -----------------------------------
                     84,638       84,047        83,008
                   -----------------------------------
DEFERRED:
  Federal            24,422        6,493       (26,043)
  State               3,703        5,506          (677)
                   -----------------------------------
                     28,125       11,999       (26,720)
                   -----------------------------------
                   $112,763       96,046        56,288
                   ===================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:

                                               November 30,
(IN THOUSANDS)                              1999          1998
----------------------------------------------------------------
DEFERRED TAX ASSETS:
  Acquisition adjustments                 $ 13,900        24,630
  Reserves and accruals                     37,557        41,722
  Net operating loss and capital loss
    carryforwards, tax affected              5,788         6,340
  Investments in partnerships                4,099         4,943
  Other                                      2,923         3,229
                                          ----------------------
     Deferred tax assets                    64,267        80,864
     Less: valuation allowance              (8,508)       (7,659)
                                          ----------------------
     Total deferred tax assets, net         55,759        73,205
                                          ----------------------
DEFERRED TAX LIABILITIES:
  Capitalized expenses                      14,538         5,538
  Deferred gains                             1,065         1,203
  Installment sales                          2,547         2,386
  Other                                      4,634         2,978
                                          ----------------------
     Total deferred tax liabilities         22,784        12,105
                                          ----------------------
     Net deferred tax asset               $ 32,975        61,100
                                          ======================

     The Homebuilding Division's net deferred tax asset amounting to $33.3 million and $57.5 million at November 30, 1999 and 1998, respectively, is included in other assets in the consolidated balance sheets.

     At November 30, 1999 and 1998, the Financial Services Division had a net deferred tax liability of $0.3 million and a net deferred tax asset of $3.6 million, respectively.

     SFAS No. 109 requires the reduction of the deferred tax asset by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax asset will not be realized. At November 30, 1999 and 1998, the Company had a valuation allowance of $8.5 million and $7.7 million, respectively, for net operating loss and capital loss carryforwards and certain acquisition adjustments which currently are not expected to be realized. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings.

     A reconciliation of the statutory rate and the effective tax rate follows:

                                                    % of Pre-tax Income
                                                ----------------------------
                                                  1999       1998       1997
                                                ----------------------------
Statutory rate                                    35.0       35.0       35.0
State income taxes, net of federal income
   tax benefit                                     3.9        4.0        4.0
Other                                              0.6        1.0        1.0
                                                ----------------------------
     Effective rate                               39.5       40.0       40.0
                                                ============================

11.     EARNINGS PER SHARE

     The Company adopted SFAS No. 128 in the first quarter of 1998. Earnings per share for 1997 has been restated to conform with SFAS No. 128. Basic and diluted earnings per share for the years ended November 30, 1999, 1998 and 1997 were calculated as follows:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        1999         1998         1997
                                              ----------------------------------
NUMERATOR:
Numerator for basic earnings per share -
   net earnings                               $172,714      144,068       84,431
Interest on zero-coupon convertible
   debentures, net of tax                        5,538        1,732           --
                                              ----------------------------------
Numerator for diluted earnings per share      $178,252      145,800       84,431
                                              ==================================
DENOMINATOR:
Denominator for basic earnings per share -
  weighted average shares                       58,246       55,660       37,473
Effect of dilutive securities:
   Employee stock options                          684          945          410
   Zero-coupon convertible debentures            6,105        2,019           --
                                              ----------------------------------
Denominator for diluted earnings per share -
   adjusted weighted average shares and
   assumed conversions                          65,035       58,624       37,883
                                              ==================================
Basic earnings per share                      $   2.97         2.59         2.25
                                              ==================================
Diluted earnings per share                    $   2.74         2.49         2.23
                                              ==================================

12.     CAPITAL STOCK

PREFERRED STOCK

     The Company is authorized to issue 500,000 shares of preferred stock with a par value of $10 per share and 100 million shares of participating preferred stock with a par value of $0.10 per share. No shares of preferred stock have been issued as of November 30, 1999.

COMMON STOCK

     The Company has two classes of common stock. The common stockholders have one vote for each share owned in matters requiring stockholder approval and during both 1999 and 1998 received quarterly dividends of $0.0125 per share. The Class B common stockholders have ten votes for each share of stock owned and during both 1999 and 1998 received quarterly dividends of $0.01125 per share. As of November 30, 1999, Mr. Leonard Miller, Chairman of the Board of the Company, owned or controlled 9.8 million shares of common stock and Class B common stock, which represented approximately 67% voting control of the Company.

     In September 1999, the Company's Board of Directors approved the repurchase of up to ten million shares of the Company's outstanding common stock. The Company may repurchase shares, from time-to-time, subject to market conditions. During fiscal 1999, the Company repurchased approximately 442,000 shares of its outstanding common stock for an aggregate purchase price of approximately $6.0 million.

     In March 1999, the Company filed a shelf registration statement and prospectus with the Securities and Exchange Commission to offer, from time-to-time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate initial offering price not to exceed $500 million. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes. As of November 30, 1999, no securities had been issued under this registration statement.

     In March 1998, the Company entered into an equity draw-down agreement with a major international banking firm (the "Firm") under which the Company has the option to sell common stock, up to proceeds of $120 million, to the Firm in increments of up to $15 million (or such higher amount as may be agreed to by the parties) per month. In the event the Company elects to sell common stock, the sales price is equal to 98% of the average of the daily high and low stock price from time-to-time. As of November 30, 1999, the Company had issued 1.1 million shares under the agreement resulting in proceeds to the Company of $36 million, all of which occurred in fiscal 1998.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Other than as required to maintain the financial ratios and net worth requirements under the revolving credit facilities, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. Furthermore, there are no agreements which restrict the payment of dividends by subsidiaries of the Company.

STOCK OPTION PLANS

     The Lennar Corporation 1991 Stock Option Plan (the "1991 Plan") provided for the granting of options to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1991 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

     The Lennar Corporation 1997 Stock Option Plan (the "1997 Plan") provides for the granting of options or stock appreciation rights to certain key employees of the Company to purchase shares at prices not less than market value as of the date of the grant. No options granted under the 1997 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option and stock appreciation right granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant.

     A summary of the Company's stock option activity for the years ended November 30, 1999, 1998 and 1997 was as follows:

                                             1999                     1998                       1997
------------------------------------------------------------------------------------------------------------------
                                                   WEIGHTED                 Weighted                   Weighted
                                                   AVERAGE                  Average                    Average
                                      STOCK       EXERCISE      Stock      Exercise       Stock       Exercise
                                     OPTIONS        PRICE      Options       Price       Options        Price
------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year      3,679,256    $   15.52    2,815,880    $   10.60    1,056,350    $   12.65
  Granted                             211,000    $   23.95    1,372,500    $   24.12      972,500    $   19.52
  Forfeited:
    Terminations                     (235,108)   $   19.83     (201,498)   $   16.60      (13,900)   $   19.47
    Spin-off transaction                   --           --           --           --     (249,150)   $   12.55
  Exercised                          (209,918)   $   10.05     (307,626)   $    8.41     (173,850)   $   11.17
  Spin-off adjustment                      --           --           --           --      459,030    $  (11.45)
  Greystone options assumed                --           --           --           --      764,900    $   11.58
                                   -------------------------------------------------------------------------------
Outstanding, end of year            3,445,230    $   16.20    3,679,256    $   15.52    2,815,880    $   10.60
                                   -------------------------------------------------------------------------------
Exercisable, end of year            1,299,743    $   11.87    1,142,616    $   10.69    1,012,946    $   10.24
                                   -------------------------------------------------------------------------------
Available for grant, end of year    1,310,072                 1,334,622                 2,611,122
                                   ----------                ----------                ----------
Weighted average fair value per
   share of options granted
   during the year under SFAS
   No. 123                                 $ 9.40                    $ 9.03                    $ 7.96
------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about fixed stock options outstanding at November 30, 1999:

                                    Options Outstanding                           Options Exercisable
                      ---------------------------------------------------   ------------------------------
                          Number           Weighted          Weighted          Number         Weighted
                      Outstanding at       Average          Average Per     Outstanding at   Average Per
 Range of Per Share    November 30,        Remaining           Share         November 30,       Share
  Exercise Prices          1999         Contractual Life   Exercise Price       1999        Exercise Price
----------------------------------------------------------------------------------------------------------
  $ 2.56 - $ 4.56          347,586         1.7 years          $ 3.47          135,843          $ 3.23
  $ 6.66 - $ 9.97          469,270         3.2 years          $ 9.22          310,362          $ 9.61
  $10.14 - $18.16        1,343,494         6.8 years          $14.02          745,658          $12.55
  $19.47 - $34.13        1,284,880         4.7 years          $24.46          107,880          $24.54


     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. Under SFAS No. 123, compensation cost for the Company's stock-based compensation plans would be determined based on the fair value at the grant dates for awards under those plans. Had the Company adopted SFAS No. 123 in accounting for fixed stock option plans, the pro forma effect would not be material to the Company's reported earnings from continuing operations, net earnings and earnings per share for the years ended November 30, 1999, 1998 and 1997.

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                    1999            1998            1997
----------------------------------------------------------------------------
Dividend yield                   0.2% - 0.3%     0.1% - 0.3%     0.3% - 0.4%
Volatility rate                   40% - 42%       32% - 39%       25% - 28%
Risk-free interest rate          4.8% - 6.1%     4.7% - 6.0%     5.8% - 6.1%
Expected option life (years)      3.9 - 7.7       3.9 - 7.7       3.9 - 8.6

EMPLOYEE STOCK OWNERSHIP/401(k) PLAN

      Prior to 1998, the Employee Stock Ownership/401(k) Plan (the "Plan") provided shares of stock to employees who had completed one year of continuous service with the Company. During 1998, the Plan was amended to exclude any new shares from being provided to employees. All prior year contributions to employees actively employed on or after October 1, 1998 vest at a rate of 20% per year over a five year period. All active participants in the plan whose employment terminated prior to October 1, 1998 vested based upon the plan that was active prior to their termination of employment. Under the 401(k) portion of the Plan, contributions made by employees can be invested in a variety of mutual funds, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. This amount was $3.1 million in 1999, $2.9 million in 1998 and $1.7 million in 1997. In 1997, 34,469 shares of Lennar common stock were contributed to participants' accounts.

13.    FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 1999 and 1998, using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, receivables and accounts payable, which had fair values approximating their carrying values.

                                                                              November 30,
(IN THOUSANDS)                                                      1999                       1998
------------------------------------------------------------------------------------------------------------
                                                            Carrying      Fair         Carrying       Fair
                                                             Amount       Value         Amount        Value
------------------------------------------------------------------------------------------------------------
ASSETS
FINANCIAL SERVICES:
  Mortgage loans held for sale or disposition, net          $229,042      231,116       214,954      219,395
  Mortgage loans, net                                         22,562       22,112        21,370       21,100
  Investments held-to-maturity                                 8,902        8,904         5,240        5,297
  Limited-purpose finance subsidiaries -
     collateral for bonds and notes payable                   25,624       26,499        34,892       38,221

LIABILITIES
HOMEBUILDING:
  Mortgage notes and other debts payable                    $523,661      466,311       530,630      511,019

FINANCIAL SERVICES:
  Notes and other debts payable                             $253,010      252,865       233,316      233,188
  Limited-purpose finance subsidiaries -
     bonds and notes payable                                  25,624       26,638        34,892       35,591

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
HOMEBUILDING:
  Interest rate swap agreements                             $     --        1,724            --       (6,423)
  Interest rate hedge agreement                                   --           --            --      (15,578)

FINANCIAL SERVICES:
  Commitments to originate loans                            $     --         (197)           --           18
  Forward commitments to sell loans                               --          434            --         (539)
------------------------------------------------------------------------------------------------------------


     The following methods and assumptions are used by the Company in estimating fair values:

     Mortgage notes and other debts payable: The fair value of fixed rate borrowings is based on quoted market prices. Variable rate borrowings are tied to market indices and thereby approximate fair value.

     Financial services assets, liabilities and off-balance sheet financial instruments: The fair values are based on quoted market prices, if available. The fair values for instruments which do not have quoted market prices are estimated by the Company on the basis of discounted cash flows or other financial information.

     Interest rate swap and hedge agreements: The fair value is based on dealer quotations and generally represents an estimate of the amount the Company would pay or receive to terminate the agreement at the reporting date.

     During 1997, proceeds from the sale of available-for-sale securities amounted to $122.5 million and resulted in gross realized gains of $2.9 million. In 1997, available-for-sale securities were held by the commercial real estate investment and management business, which was spun-off in 1997.

     The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. Counterparties to these agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated. A majority of the Company's available variable rate borrowings are based on the London Interbank Offered Rate ("LIBOR") index. At November 30, 1999, Lennar had three interest rate swap agreements outstanding with a total notional amount of $200 million, which will mature in 2002. These agreements fixed the LIBOR index at approximately 6.1%. The effect of the interest rate swap agreements on interest incurred and on the average cost of borrowing was an increase of $1.8 million and 0.22%, $0.8 million and 0.11% and $0.8 million and 0.17% for the years ended November 30, 1999, 1998 and 1997, respectively. During 1998, the Company entered into a contract to hedge the interest rate risk associated with the anticipated issuance of $200 million of 10-year senior notes. The contract fixed the yield on the 10-year U.S. Treasury Note (which was used as a basis for determining the interest rate on the Company's issuance of the senior notes) at 5.8%. In February 1999, the Company issued $282 million of 10-year Senior Notes (see Note
8). The payment made to the counterparty to this agreement at the time the Senior Notes were issued was $11.2 million. Such amount was recorded as a reduction of the carrying value of the Senior Notes and will be amortized as an adjustment to interest incurred over the life of the Senior Notes.

     As of November 30, 1999, the Financial Services Division's pipeline of loans in process totaled approximately $371.8 million. There is no exposure to credit risk in this type of commitment until the loans are funded. However, the Division uses the same credit policies in the approval of the commitments as are applied to all lending activities. Since a portion of these commitments is expected to expire without being exercised by the borrower, the total commitments do not necessarily represent future cash requirements. There is no exposure to market risk until a rate commitment is extended by the Company to a borrower. Loans in the pipeline of loans in process for which interest rates were committed to the borrower totaled approximately $79.4 million as of November 30, 1999. Substantially all of these commitments are for periods of 30 days or less.

     Mandatory mortgage-backed securities ("MBS") forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time at which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements with investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time, the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value. At November 30, 1999, the Company had open commitments amounting to $235.5 million to sell MBS with varying settlement dates through January 2000. The mortgage loan inventory and pipeline will be used to form the MBS that will fill the forward delivery contracts.

14.    COMMITMENTS AND CONTINGENT LIABILITIES

     The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

     The Company is subject to the usual obligations associated with entering into contracts for the purchase (including option contracts), development, and sale of real estate in the routine conduct of its business. Option contracts for the purchase of land permit the Company to acquire portions of properties when it is ready to build homes on them. The use of option contracts allows the Company to manage the financial risk of adverse market conditions associated with longer-term land holdings.

     The Company has entered into agreements to lease certain office facilities and equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 2000 - $18.9 million; 2001 - $15.6 million; 2002 - $11.8 million; 2003 - $7.6 million; 2004 - $5.0 million and thereafter - $9.5 million. Rental expense for the years ended November 30, 1999, 1998 and 1997 was $24.3 million, $14.3 million and $2.5 million, respectively.

     The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $85.1 million at November 30, 1999. The Company also had outstanding performance and surety bonds with estimated costs to complete of $361.3 million related principally to its obligations for site improvements at various projects at November 30, 1999. The Company does not believe that any such bonds are likely to be drawn upon.

15.    SUBSEQUENT EVENT

     In February 2000, the Company entered into a definitive agreement to acquire U.S. Home Corporation through a merger in which the U.S. Home stockholders will receive a total of approximately $476 million, of which approximately one-half will be in cash and the remainder will be in common stock of the Company (with the common stock portion, and therefore the total purchase price, subject to adjustment if the price of the Company's stock is greater or lower than specified levels) in exchange for their stock. U.S. Home will become a wholly-owned subsidiary of the Company. When the acquisition takes place, U.S. Home's debt is expected to include bank debt and approximately $525 million of publicly-held debt. The holders of the publicly-held debt have the right to require U.S. Home to redeem such debt within 90 days of the completion of the transaction. The Company has access to the resources required to close the transaction and, if necessary, refinance U.S. Home's debt. The transaction is subject to approval by the stockholders of both companies, as well as expiration or termination of waiting periods under antitrust laws and other regulatory matters. If the necessary stockholder and regulatory approvals are obtained, the Company expects the transaction to close by the end of May 2000.

16.  QUARTERLY DATA (UNAUDITED)


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     First        Second        Third       Fourth
-------------------------------------------------------------------------------------------
1999
Revenues                                    $590,599      738,357      819,497      970,061
Earnings before income taxes                $ 46,053       65,440       75,162       98,822
Net earnings                                $ 27,862       39,591       45,473       59,788
Earnings per share:
     Basic                                  $   0.48         0.68         0.78         1.03
     Diluted                                $   0.45         0.63         0.72         0.95
                                            ===============================================
1998
Revenues                                    $440,712      532,106      620,935      823,112
Earnings before income taxes                $ 27,005       42,677       58,441      111,991
Net earnings                                $ 16,203       25,606       35,065       67,194
Earnings per share:
     Basic                                  $   0.30         0.48         0.61         1.16
     Diluted                                $   0.30         0.47         0.59         1.06
                                            ===============================================

     Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

SUPPLEMENTAL PRO FORMA FINANCIAL INFORMATION
(UNAUDITED)

     On June 10, 1997, the Company's Board of Directors approved a plan to spin-off its commercial real estate investment and management business through the distribution of the stock of LNR. The spin-off, in the form of a tax-free distribution, was completed effective October 31, 1997. Following the spin-off transaction, the Company and LNR formed Lennar Land Partners to acquire, develop and sell land. The Company and LNR contributed properties to Lennar Land Partners in exchange for 50% general partnership interests in Lennar Land Partners. The formation of Lennar Land Partners was effective as of October 31, 1997. On June 10, 1997, the Company's Board of Directors also approved a plan to acquire Pacific Greystone Corporation. The merger became effective after the spin-off of the commercial real estate investment and management business. Such merger became effective on October 31, 1997.

     The following pro forma information for 1997 is presented to report results on a more comparable basis to 1999 and 1998. Results for 1997 have been adjusted to give pro forma effect to these transactions as if such transactions had been completed as of the beginning of 1997. The pro forma results for Lennar were derived from the 12 months ended November 30, 1997 and the pro forma results for Greystone were derived from the 12 months ended December 31, 1997. The following pro forma financial information does not purport to be indicative of the results of operations which would actually have been reported if the transactions had occurred on the date or for the period indicated:

                                                                                 Pro Forma
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1999            1998           1997
------------------------------------------------------------------------------------------
REVENUES:
  Homebuilding                                    $2,849,207      2,204,428      1,692,083
  Financial services                                 269,307        212,437         57,448
                                                  ----------------------------------------
       Total revenues                             $3,118,514      2,416,865      1,749,531
                                                  ----------------------------------------
OPERATING EARNINGS:
  Homebuilding                                    $  340,803        283,369        172,141
  Financial services                                  31,096         33,335         11,655
                                                  ----------------------------------------
       Total operating earnings                      371,899        316,704        183,796
                                                  ----------------------------------------
Corporate general and administrative expenses         37,563         28,962         23,212
Interest expense                                      48,859         47,628         30,657
                                                  ----------------------------------------
EARNINGS BEFORE INCOME TAXES                         285,477        240,114        129,927

Provision for income taxes                           112,763         96,046         52,646
                                                  ----------------------------------------
NET EARNINGS                                      $  172,714        144,068         77,281
                                                  ----------------------------------------
BASIC EARNINGS PER SHARE                          $     2.97           2.59           1.46
                                                  ========================================
DILUTED EARNINGS PER SHARE                        $     2.74           2.49           1.44
                                                  ========================================

SHAREHOLDER INFORMATION
Lennar Corporation and Subsidiaries

ANNUAL MEETING                                INDEPENDENT AUDITORS
The Annual Stockholders' Meeting              Deloitte & Touche LLP
will be held at 11:00 a.m. on                 200 South Biscayne Boulevard,
April 4, 2000 at the Doral Park               Suite 400
Golf and Country Club,                        Miami, Florida 33131
5001 N.W. 104th Avenue
Miami, Florida 33178                          FORM 10-K AVAILABLE
                                              A copy of the Company's Annual
REGISTRAR AND TRANSFER AGENT                  Report on Form 10-K as filed with
BankBoston, N.A.                              the Securities and Exchange
EquiServe L.P.                                Commission is available without
150 Royall Street                             charge to any stockholder upon
Canton, Massachusetts 02021                   written request to:
                                                   Investor Relations
LISTING                                            Lennar Corporation
New York Stock Exchange (LEN)                      700 N.W. 107th Avenue
                                                   Miami, Florida 33172
CORPORATE COUNSEL                                  Telephone: (305) 559-4000
Clifford Chance Rogers & Wells LLP
200 Park Avenue
New York, New York 10166

COMPARATIVE COMMON STOCK DATA

------------------------------------------------------------------------------------------------------------------
                  COMMON STOCK PRICES                                    CASH DIVIDENDS
                NEW YORK STOCK EXCHANGE                                     PER SHARE
------------------------------------------------------------------------------------------------------------------
FISCAL             HIGH/LOW PRICE                        COMMON STOCK                          CLASS B
QUARTER          1999            1998                 1999            1998               1999           1998
------------------------------------------------------------------------------------------------------------------
First       $27.88 - 21.63   28.75 - 19.00        1 1/4 /cents/   1 1/4 /cents/      1 1/8 /cents/   1 1/8 /cents/
Second       27.81 - 20.50   36.19 - 24.19        1 1/4 /cents/   1 1/4 /cents/      1 1/8 /cents/   1 1/8 /cents/
Third        24.94 - 17.50   34.38 - 18.13        1 1/4 /cents/   1 1/4 /cents/      1 1/8 /cents/   1 1/8 /cents/
Fourth       19.44 - 13.06   24.38 - 14.88        1 1/4 /cents/   1 1/4 /cents/      1 1/8 /cents/   1 1/8 /cents/
==================================================================================================================


As of November 30, 1999, there were approximately 800 holders of record of the Company's common stock.