Form 10-K, Exhibit 13
period 2000-11-30
LENNAR CORP /NEW/
filed 2001-02-28
CIK 920760

Exhibit 13

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
Lennar Corporation and Subsidiaries
At or for the Years Ended November 30,

(Dollars in thousands, except per share amounts)                   2000          1999          1998          1997           1996
----------------------------------------------------------------------------------------------------------------------------------
Results of Operations:
     Revenues:
        Homebuilding                                            $4,390,034     2,849,207     2,204,428     1,208,570       952,648
        Financial services                                      $  316,934       269,307       212,437        94,512        89,013
           Total revenues                                       $4,706,968     3,118,514     2,416,865     1,303,082     1,041,661
     Operating earnings:
        Homebuilding                                            $  480,796       340,803       283,369       120,240        91,066
        Financial services                                      $   43,595        31,096        33,335        35,545        28,650
     Corporate general and administrative expenses              $   50,155        37,563        28,962        15,850        12,396
     Earnings from continuing operations before income taxes    $  375,635       285,477       240,114        85,727        84,429
     Earnings from continuing operations                        $  229,137       172,714       144,068        50,605        51,502
     Earnings from discontinued operations                      $       --            --            --        33,826        36,484
     Net earnings                                               $  229,137       172,714       144,068        84,431        87,986
     Per share amounts (diluted):
        Earnings from continuing operations                     $     3.64          2.74          2.49          1.34          1.42
        Earnings from discontinued operations                   $       --            --            --          0.89          1.01
        Net earnings per share                                  $     3.64          2.74          2.49          2.23          2.43
     Cash dividends per share - common stock                    $      .05           .05           .05          .088           .10
     Cash dividends per share - Class B common stock            $     .045          .045          .045          .079           .09

Financial Position:
     Total assets                                               $3,777,914     2,057,647     1,917,834     1,343,284     1,589,593
     Total debt                                                 $1,703,510       802,295       798,838       661,695       689,159
     Stockholders' equity                                       $1,228,580       881,499       715,665       438,999       695,456
     Shares outstanding (000's)                                     62,731        57,917        58,151        53,160        35,928
     Stockholders' equity per share                             $    19.58         15.22         12.31          8.26         19.36

Delivery and Backlog Information:
     Number of homes delivered                                      18,578        12,606        10,777         6,702         5,968
     Backlog of home sales contracts                                 8,363         2,903         4,100         3,318         1,929
     Dollar value of backlog                                    $2,072,000       662,000       840,000       665,000       312,000

As a result of the Company's spin-off of its commercial real estate investment and management business, including the Investment Division business segment, the selected financial data for 1997 and 1996 reflects the Company's Investment Division as a discontinued operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. With regard to the Company, these factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations.


RESULTS OF OPERATIONS


Overview


         Lennar Corporation achieved record revenues, profits and earnings per share in 2000. The Company's net earnings in 2000 were $229.1 million, or $3.64 per share diluted, compared to $172.7 million, or $2.74 per share diluted, in 1999. The increase in net earnings in 2000 primarily resulted from the Company's $1.2 billion acquisition of U.S. Home Corporation ("U.S. Home") in May 2000. U.S. Home is primarily a homebuilder, with operations in 13 states. The acquisition strengthened the Company's position in several of its established markets and brought the Company positions of strength in a number of attractive new markets. As a result of the successful integration of U.S. Home, the Company achieved record earnings in 2000 and further strengthened its balance sheet by reducing its ratio of net homebuilding debt (homebuilding debt less cash) to total capital from 61% immediately after it acquired U.S. Home to 44% at year-end.


Homebuilding


         The Company's Homebuilding Division sells and constructs homes primarily for entry level, move-up, active adult and retiree homebuyers in 13 states. The Company markets under its "Everything's Included SM" and "Design Studio SM" programs. The Company's land operations include the purchase, development and sale of land for its homebuilding activities, as well as the sale of land to third parties. In certain circumstances, the Company minimizes its risk by forming joint ventures with other entities. The following tables set forth selected financial and operational information for the periods indicated. The results of U.S. Home are included in the information since its acquisition in May 2000.


Selected Homebuilding Division Financial Data

(Dollars in thousands,                          Years Ended November 30,
except average sales price)                 2000           1999           1998
---------------------------------------------------------------------------------
Revenues:
Sales of homes                           $4,118,549      2,671,744      2,089,762
Sales of land and other revenues            258,145        157,981         83,758
Equity in earnings from
  partnerships                               13,340         19,482         30,908
---------------------------------------------------------------------------------
      Total revenues                      4,390,034      2,849,207      2,204,428
Costs and expenses:
Cost of homes sold                        3,277,183      2,105,422      1,641,741
Cost of land and other expenses             220,948        130,432         69,279
Selling, general and
   administrative                           411,107        272,550        210,039
---------------------------------------------------------------------------------
     Total costs and expenses             3,909,238      2,508,404      1,921,059
---------------------------------------------------------------------------------
Operating earnings                       $  480,796        340,803        283,369
=================================================================================
Gross margin on home sales*                    21.3%          21.2%          21.4%
SG&A expenses as a % of
   revenues from home sales                    10.0%          10.2%          10.1%
Average sales price                      $  226,000        212,000        194,000
=================================================================================

* Fiscal 2000 excludes the effect of purchase accounting related to the U.S. Home acquisition.

Summary of Home and Backlog Data By Region
(Dollars in thousands)           Years Ended November 30,
--------------------------------------------------------------
Deliveries                   2000          1999         1998
--------------------------------------------------------------
East                         6,155         4,241         3,761
Central                      5,203         3,107         2,484
West                         6,878         5,241         4,532
--------------------------------------------------------------
     Subtotal               18,236        12,589        10,777
Joint ventures                 342            17            --
--------------------------------------------------------------
     Total                  18,578        12,606        10,777
==============================================================
New Orders
--------------------------------------------------------------
East                         5,676         3,788         4,010
Central                      5,089         3,056         2,519
West                         6,770         4,536         4,487
--------------------------------------------------------------
     Subtotal               17,535        11,380        11,016
Joint ventures                 312            29            --
--------------------------------------------------------------
     Total                  17,847        11,409        11,016
==============================================================
Backlog - Homes
--------------------------------------------------------------
East                         2,768         1,091         1,544
Central                      1,632           652           703
West                         3,451         1,148         1,853
--------------------------------------------------------------
     Subtotal                7,851         2,891         4,100
Joint ventures                 512            12            --
--------------------------------------------------------------
     Total                   8,363         2,903         4,100
==============================================================
Backlog Dollar Value
(including JVs)         $2,072,000       662,000       840,000
==============================================================

         The Company's market regions consist of the following states: East:
Primarily Florida and also includes Maryland/Virginia and New Jersey. Central:
Primarily Texas and also includes Minnesota and Ohio. West: Primarily California and also includes Colorado, Arizona and Nevada. In addition, the Company has various partnerships in North Carolina and Michigan.


         Revenues from sales of homes increased 54% in 2000 and 28% in 1999 compared to the previous years primarily as a result of increases in the number of new home deliveries and the average sales price. New home deliveries were higher in 2000 compared to 1999 due to the inclusion of U.S. Home's homebuilding activity since its acquisition in May 2000. The increase in deliveries in 1999 compared to 1998 reflected growth in California, where the Company made several acquisitions in 1998, and generally favorable market conditions throughout the Company's homebuilding markets in the first half of 1999. The higher average sales price in 2000 compared to 1999 was due primarily to an increase in the average sales price in most of the Company's existing markets, combined with changes in product mix as a result of the entry into new markets. The higher average sales price in 1999 compared to 1998 reflected both price increases and a shift in product mix in certain markets.


         Gross profits on home sales increased to $841.4 million in 2000, compared to $566.3 million in 1999 and $448.0 million in 1998. Gross profits in 2000 were impacted by purchase accounting associated with the acquisition of U.S. Home. Gross margin as a percentage of sales of homes in 2000 was 21.3% (excluding the effect of purchase accounting), and 20.4% (including the effect of purchase accounting), compared to 21.2% in 1999 and 21.4% in 1998. Gross margins increased slightly in 2000 excluding the effect of purchase accounting compared to 1999. The increase was primarily due to improvements in Florida and success in new markets entered into since the acquisition of U.S. Home. The slight decrease in gross margin percentage in 1999 compared to 1998 was due primarily to the Company's expansion into inland areas of California where gross margin percentages are lower than those in the other areas of California in which the Company operates.


         Revenues from land sales totaled $243.5 million in 2000, compared to $150.3 million in 1999 and $77.2 million in 1998. Gross profits from land sales totaled $27.6 million, or 11.3%, in 2000, compared to $22.2 million, or 14.8%, in 1999 and $12.6 million, or 16.3%, in 1998. Equity in earnings from partnerships decreased to $13.3 million in 2000, compared to $19.5 million in 1999 and $30.9 million in 1998. Margins achieved on sales of land and equity in earnings from partnerships may vary significantly from period to period depending on the timing of land sales by the Company and its partnerships.


         Selling, general and administrative expenses as a percentage of revenues from home sales improved 20 basis points in 2000 compared to 1999 and remained nearly unchanged in 1999 compared to 1998. The improvement in 2000 compared to 1999 resulted primarily from the increased volume and efficiencies realized from the acquisition of U.S. Home in May 2000.


     New home orders increased 56% in 2000 and 4% in 1999 compared to the previous years. The significant increase in 2000 was a result of the Company's acquisition of U.S. Home. The increase in 1999 reflected higher new orders in the first half of 1999 due primarily to expansion in California and strong demand in Texas. While new home orders rose in fiscal 1999, they were lower in the second half of the fiscal year compared to the same period in 1998 due primarily to lower new orders in Florida and Arizona/Nevada, where there were decreases in the average number of communities and some softening in demand in certain markets. Backlog dollar value increased 213% to $2.1 billion at November 30, 2000, compared to $0.7 billion at November 30, 1999, due primarily to the Company's acquisition of U.S. Home.


Financial Services


         The Financial Services Division provides mortgage financing, title insurance and closing services for Lennar homebuyers and others. The Division packages and resells residential mortgage loans and performs mortgage loan servicing activities. The Division also provides high speed Internet access, cable television and home monitoring services for both Lennar homebuyers and other customers. The following table sets forth selected financial and operational information relating to the Financial Services Division. The results of U.S. Home Mortgage Corporation are included in the information since its acquisition in May 2000.









                                    Years Ended November 30,
(Dollars in thousands)         2000           1999          1998
------------------------------------------------------------------
Revenues                    $  316,934       269,307       212,437
Costs and expenses             273,339       238,211       179,102
------------------------------------------------------------------
Operating earnings          $   43,595        31,096        33,335
==================================================================
Dollar value of
  mortgages originated      $3,240,252     2,162,479     1,031,338
==================================================================
Number of mortgages
  originated                    20,800        14,900         7,900
==================================================================
Principal balance of
  servicing portfolio       $2,313,336     3,128,234     3,213,235
==================================================================
Number of loans serviced        29,000        38,000        41,000
==================================================================
Number of title
  transactions                 120,000       139,000       123,000
==================================================================

         The 18% increase in revenues from the Financial Services Division in 2000 compared to 1999 reflected higher mortgage services revenues as a result of the contribution from U.S. Home Mortgage Corporation since its acquisition in May 2000 combined with higher revenues and an increased capture rate from the Division's existing mortgage operations. The 27% increase in revenues from the Financial Services Division in 1999 compared to 1998 reflected higher mortgage services revenues as a result of the growth in Lennar home deliveries, a higher capture rate of Lennar homebuyers and acquisitions made in the Division in 1999, combined with higher title services revenues which resulted from a higher number of title transactions in the first half of 1999 and acquisitions made in 1998 and 1999.

         Operating earnings from the Financial Services Division were higher in 2000 compared to 1999 primarily due to the earnings contribution from U.S. Home Mortgage Corporation. Operating earnings from the Financial Services Division were lower in 1999 compared to 1998 primarily due to reduced earnings from title services as a result of a lower level of refinance activity, and a highly competitive pricing environment in the mortgage business.

Corporate General and Administrative

         Corporate general and administrative expenses as a percentage of total revenues improved to 1.1% in 2000 from 1.2% in both 1999 and 1998. The improvement in 2000 was primarily the result of a strong corporate infrastructure capable of supporting additional growth.

Interest

         Interest expense was $98.6 million, or 2.1% of total revenues, in 2000, $48.9 million, or 1.6% of total revenues, in 1999 and $47.6 million, or 2.0% of total revenues, in 1998. The increase in interest as a percentage of total revenues in 2000 was primarily due to higher average debt outstanding and higher average cost of debt following the U.S. Home acquisition, compared to the same period last year. The decrease in interest as a percentage of total revenues in 1999 compared to 1998 was mainly due to a lower average borrowing rate in the first nine months of 1999, primarily as a result of the Company's issuance of $229 million of zero-coupon senior convertible debt securities late in the third quarter of 1998. These notes have an effective interest rate of 3 7/8%.

FINANCIAL CONDITION AND CAPITAL RESOURCES

         In 2000, $479.4 million in cash was provided by the Company's operations, compared to $121.3 million in 1999. Cash flows from operations in 2000 consisted primarily of $229.1 million of net earnings, $223.3 million of cash received from the sale of inventories and an increase in accounts payable and other liabilities of $101.0 million. This generation of cash was primarily offset by $75.9 million of cash used to increase loans held for sale or disposition by the Company's Financial Services Division. Cash flows from operations in 1999 consisted primarily of $172.7 million of net earnings. This generation of cash was primarily offset by $77.4 million of cash used to increase inventories through land purchases, land development and construction and $41.2 million of cash used to reduce accounts payable and other liabilities.

         Earnings before interest, income taxes, depreciation and amortization ("EBITDA") were $518.5 million in 2000, $373.3 million in 1999 and $313.0 million in 1998.

         Cash used in investing activities totaled $186.7 million in 2000, compared to cash used in investing activities of $28.5 million in 1999. In 2000, $158.4 million of cash was used in the acquisitions of properties and businesses, which includes $152.4 million used for the acquisition of U.S. Home. In 1999, $19.7 million of cash was used in the acquisitions of properties and businesses.

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

         In May 2000, the Company entered into new financing arrangements related to the acquisition of U.S. Home, for working capital and for future growth. The financings include senior secured credit facilities with a group of financial institutions which will provide the Company with up to $1.4 billion of financing. The credit facilities consist of a $700 million five-year revolving credit facility, a $300 million 364-day revolving credit facility and a $400 million term loan B. The Company may elect to convert borrowings under the 364-day revolving credit facility to a term loan which would mature in May 2005. At November 30, 2000, there was $399 million outstanding under the term loan B and there were no amounts outstanding under the revolving credit facilities.

         As a result of the U.S. Home acquisition, holders of U.S. Home's publicly-held notes totaling $525 million were entitled to require U.S. Home to repurchase the notes for 101% of their principal amount within 90 days after the transaction was completed. Independent of that requirement, in April 2000, the Company made a tender offer for all of the notes and a solicitation of consents to modify provisions of the indentures relating to the notes. As a result of the tender offer and required repurchases after the acquisition, the Company paid approximately $520 million, which includes tender and consent fees, for $508 million of U.S. Home's notes.

         In May 2000, the Company issued $325 million of 9.95% senior notes due 2010 at a price of 92.313% for the purpose of purchasing U.S. Home's publicly-held notes that were tendered in response to the Company's offer and consent solicitation in April 2000, and to pay associated costs and expenses. Proceeds from the offering, after underwriting discount and expenses, were approximately $295 million. At November 30, 2000, the book value was $300.0 million.

         In February 1999, the Company issued $282 million of 7 5/8% senior notes. The senior notes are due in 2009 and were issued for the purpose of reducing amounts outstanding under revolving credit facilities and redeeming outstanding 10 3/4% notes. Proceeds from the offering, after underwriting and market discounts, expenses and settlement of a related interest rate hedge agreement, were approximately $266 million. In March 1999, the Company redeemed all of the outstanding 10 3/4% senior notes due 2004 of one of its subsidiaries, Greystone Homes, Inc., at a price of 105.375% of the principal amount outstanding plus accrued interest. Cash paid to redeem the notes was $132 million, which approximated their carrying value. At November 30, 2000, the book value related to the 7 5/8% senior notes was $270.5 million.

         In July 1998, the Company issued, for $229 million, zero-coupon senior convertible debentures due 2018 (the "Debentures") with a face amount at maturity of $493 million. The Debentures have an effective interest rate of 3 7/8%. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount. At November 30, 2000, the amount outstanding, net of unamortized original issue discount, was $247.2 million.

         The Company's ratio of net homebuilding debt to total capital was 44.0% at November 30, 2000, compared to 33.3% at November 30, 1999. The increase resulted in part from repurchases of the Company's outstanding common stock and in part from the new financings related to the acquisition of U.S. Home. In addition to the use of capital in the Company's ordinary homebuilding and financial services activities, the Company will continue to actively evaluate various other uses of capital which fit into its homebuilding and financial services strategies and meet its profitability and return on capital requirements. This may include acquisitions of or investments in other entities. These activities may be funded through any combination of the Company's credit facilities, cash generated from operations, sales of assets or the issuance of public debt, common stock or preferred stock under existing and future shelf registrations.

         The Financial Services Division finances its mortgage loan and servicing activities by pledging them as collateral for borrowings under lines of credit totaling $360 million. Total borrowings under the financial services lines of credit were $339.4 million and $236.6 million at November 30, 2000 and 1999, respectively.

         The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. At November 30, 2000, the Company had six interest rate swap agreements outstanding with a total notional amount of $400 million, which mature at various dates through 2007. These agreements fixed the LIBOR index (to which certain of the Company's debt interest rates are tied) at an average interest rate of 6.6% at November 30, 2000. The Financial Services Division, in the normal course of business, also uses derivative financial instruments to reduce its exposure to fluctuations in interest rates. Counterparties to each of the above agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated.

         The Company's 2000 Stock Option and Restricted Stock Plan (the "Plan"), which is subject to stockholder approval at the 2001 annual meeting of the Company's stockholders, provides for the granting of stock options and awards of restricted stock to certain officers, employees and directors. In the third quarter of 2000, 860,000 shares of restricted stock were awarded under the Plan. The stock was valued based on its market price on the date of grant. Unearned compensation arising from the restricted stock grants is amortized to expense over the period of the restrictions. The grants vest over 5 years.

         In September 1999, the Company's Board of Directors approved the repurchase of up to 10 million shares of the Company's outstanding common stock from time-to-time, subject to market conditions. In February 2000, the Company's Board of Directors approved the repurchase of an additional 5 million shares of the Company's outstanding common stock. As of November 30, 2000, under these approvals, the Company had repurchased approximately 9.8 million shares of its outstanding common stock for an aggregate purchase price of approximately $158.9 million, or $16 per share.

         In July 2000 and March 1999, the Company filed shelf registration statements with the Securities and Exchange Commission ("SEC") under which it may offer, from time-to-time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate initial offering price not to exceed $1 billion in total. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes. As of November 30, 2000, no securities had been issued under these two registration statements.

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

BACKLOG

         Backlog represents the number of homes subject to pending sales contracts. Homes are sold using sales contracts which are usually accompanied by sales deposits. Before entering into sales contracts, the Company generally prequalifies its customers. In some instances, purchasers are permitted to cancel sales contracts if they are unable to close on the sale of their existing home or fail to qualify for financing and under certain other circumstances. The Company experienced a cancellation rate of 21% in 2000 and 20% in both 1999 and 1998. Although cancellations can delay the sales of the Company's homes, they have not had a material impact on sales, operations or liquidity, because the Company closely monitors the progress of prospective buyers in obtaining financing and monitors and adjusts construction start plans to match the level of demand for homes. The Company does not recognize revenue on homes covered by pending sales contracts until the sales are closed and title passes to the new homeowners.

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

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138, which is required to be adopted for fiscal years beginning after June 15, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The implementation of SFAS No. 133 will not have a material impact on the Company's results of operations or financial position.

         In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 is applicable for the Company beginning in the fourth quarter of the year ending November 30, 2001. Management does not currently believe that the implementation of SAB No. 101 will have a material impact on the Company's results of operations or financial position.

         In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Management does not currently believe that the implementation of SFAS No. 140 will have a material impact on the Company's results of operations or financial position.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Lennar Corporation:

We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the "Company") as of November 30, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Miami, Florida
January 9, 2001

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates. Management relies on internal accounting controls, among other things, to produce records suitable for the preparation of financial statements. The Company employs internal auditors whose work includes evaluating and testing internal accounting controls.

The responsibility of our independent auditors for the financial statements is limited to their expressed opinion on the fairness of the consolidated financial statements taken as a whole. Their examination is performed in accordance with auditing standards generally accepted in the United States of America which include tests of our accounting records and internal accounting controls and evaluation of estimates and judgments used to prepare the financial statements.

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

/s/ BRUCE E. GROSS                                /s/ DIANE J. BESSETTE

Bruce E. Gross                                    Diane J. Bessette
Vice President and Chief Financial Officer        Vice President and Controller

CONSOLIDATED BALANCE SHEETS

Lennar Corporation and Subsidiaries
November 30, 2000 and 1999

(In thousands, except per share amounts)                                        2000            1999
--------------------------------------------------------------------------------------------------------
ASSETS
Homebuilding:
  Cash                                                                       $   287,627          83,256
  Receivables, net                                                                42,270          11,162
  Inventories:
    Construction in progress and model homes                                   2,284,548       1,234,213
    Land held for development                                                     17,036          40,338
                                                                             ---------------------------
        Total inventories                                                      2,301,584       1,274,551

  Investments in partnerships                                                    257,639         173,310
  Other assets                                                                   277,794          97,826
                                                                             ---------------------------
                                                                               3,166,914       1,640,105

Financial services                                                               611,000         417,542
                                                                             ---------------------------
                                                                             $ 3,777,914       2,057,647
                                                                             ===========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Homebuilding:
  Accounts payable and other liabilities                                     $   778,238         333,532
  Mortgage notes and other debts payable, net                                  1,254,650         523,661
                                                                             ---------------------------
                                                                               2,032,888         857,193

Financial services                                                               516,446         318,955
                                                                             ---------------------------
       Total liabilities                                                       2,549,334       1,176,148

Stockholders' equity:
Preferred stock                                                                       --              --
Common stock of $0.10 par value per share
    Authorized 100,000 shares;
    Issued: 2000 - 62,731; 1999 - 48,511                                           6,273           4,851
Class B common stock of $0.10 par value per share
    Authorized 30,000 shares;
    Issued: 2000 - 9,848; 1999 - 9,848                                               985             985
Additional paid-in capital                                                       812,501         525,623
Retained earnings                                                                582,299         356,058
Unearned restricted stock                                                        (14,535)             --
Treasury stock, at cost;
     2000 - 9,848 common shares; 1999 - 442 common shares                       (158,943)         (6,018)
                                                                             ---------------------------
       Total stockholders' equity                                              1,228,580         881,499
                                                                             ---------------------------
                                                                             $ 3,777,914       2,057,647
                                                                             ===========================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Lennar Corporation and Subsidiaries
Years Ended November 30, 2000, 1999 and 1998

(In thousands, except per share amounts)         2000          1999          1998
------------------------------------------------------------------------------------
Revenues:
  Homebuilding                                $4,390,034     2,849,207     2,204,428
  Financial services                             316,934       269,307       212,437
                                              --------------------------------------
          Total revenues                       4,706,968     3,118,514     2,416,865
                                              --------------------------------------
Costs and expenses:
  Homebuilding                                 3,909,238     2,508,404     1,921,059
  Financial services                             273,339       238,211       179,102
  Corporate general and administrative            50,155        37,563        28,962
  Interest expense                                98,601        48,859        47,628
                                              --------------------------------------
          Total costs and expenses             4,331,333     2,833,037     2,176,751
                                              --------------------------------------

Earnings before provision for income taxes       375,635       285,477       240,114

Provision for income taxes                       146,498       112,763        96,046
                                              --------------------------------------
Net earnings                                  $  229,137       172,714       144,068
                                              ======================================
Earnings per share:
  Basic                                       $     4.00          2.97          2.59
                                              ======================================
  Diluted                                     $     3.64          2.74          2.49
                                              ======================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Lennar Corporation and Subsidiaries
Years Ended November 30, 2000, 1999 and 1998

(In thousands)                                                           2000              1999            1998
-----------------------------------------------------------------------------------------------------------------
Common stock:
  Beginning balance                                                   $     4,851           4,824           4,322
  Shares issued - U.S. Home acquisition                                     1,298              --              --
  Shares issued - acquisitions                                                 --              --             350
  Shares issued - equity draw-down agreement                                   --              --             114
  Shares issued - employee stock plans and restricted stock grants            124              21              35
  Conversion of Class B common stock                                           --               6               3
                                                                      -------------------------------------------
     Balance at November 30                                                 6,273           4,851           4,824
                                                                      -------------------------------------------
Class B common stock:
  Beginning balance                                                           985             991             994
  Conversion to common stock                                                   --              (6)             (3)
                                                                      -------------------------------------------
     Balance at November 30                                                   985             985             991
                                                                      -------------------------------------------
Additional paid-in capital:
  Beginning balance                                                       525,623         523,645         388,797
  Shares issued - U.S. Home acquisition                                   265,569              --              --
  Shares issued - acquisitions                                                 --              --          93,746
  Payment made under acquisition agreement                                     --          (1,252)             --
  Shares issued - equity draw-down agreement                                   --              --          35,957
  Shares issued - employee stock plans and restricted stock grants         21,309           3,230           5,145
                                                                      -------------------------------------------
     Balance at November 30                                               812,501         525,623         523,645
                                                                      -------------------------------------------
Retained earnings:
  Beginning balance                                                       356,058         186,205          44,886
  Net earnings                                                            229,137         172,714         144,068
  Cash dividends - common stock                                            (2,453)         (2,418)         (2,302)
  Cash dividends - Class B common stock                                      (443)           (443)           (447)
                                                                      -------------------------------------------
     Balance at November 30                                               582,299         356,058         186,205
                                                                      -------------------------------------------
Unearned restricted stock:
  Beginning balance                                                            --              --              --
  Restricted stock grants                                                 (15,856)             --              --
  Amortization of unearned restricted stock                                 1,321              --              --
                                                                      -------------------------------------------
     Balance at November 30                                               (14,535)             --              --
                                                                      -------------------------------------------
Treasury stock, at cost:
  Beginning balance                                                        (6,018)             --              --
  Repurchases of common stock                                            (152,925)         (6,018)             --
                                                                      -------------------------------------------
     Balance at November 30                                              (158,943)         (6,018)             --
                                                                      -------------------------------------------
        Total stockholders' equity                                    $ 1,228,580         881,499         715,665
                                                                      ===========================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Lennar Corporation and Subsidiaries
Years Ended November 30, 2000, 1999 and 1998

(In thousands)                                                     2000          1999         1998
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                    $ 229,137       172,714       144,068
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
    Depreciation and amortization                                  44,267        38,956        25,264
    Amortization of discount/premium on debt, net                  14,264         8,774          (885)
    Equity in earnings from partnerships                          (13,340)      (19,482)      (30,908)
    Increase (decrease) in deferred income taxes                  (17,223)       28,125        12,469
    Changes in assets and liabilities, net of effects
        from acquisitions:
          (Increase) decrease in receivables                      (11,912)        8,173         8,636
          (Increase) decrease in inventories                      223,255       (77,428)     (112,347)
          Increase in other assets                                (14,179)       (3,639)       (1,970)
          (Increase) decrease in financial services
             loans held for sale or disposition                   (75,871)        6,293      (111,582)
          Increase (decrease) in accounts payable and other
             liabilities                                          101,001       (41,196)      130,451
                                                                -------------------------------------
          Net cash provided by operating activities               479,399       121,290        63,196
                                                                -------------------------------------
Cash flows from investing activities:
Operating properties and equipment:
    Additions                                                     (16,022)      (15,328)      (13,233)
    Sales                                                           5,520            --            51
(Increase) decrease in investments in partnerships, net            (2,857)        6,524        (6,724)
(Increase) decrease in financial services mortgage loans          (11,834)        1,548           286
Purchases of investment securities                                (18,112)      (13,119)       (3,361)
Receipts from investment securities                                14,946        11,600         3,733
Acquisition of U.S. Home Corporation, net of cash
      acquired                                                   (152,386)           --            --
Acquisitions of properties and businesses, net of cash
      acquired                                                     (5,971)      (19,747)     (190,524)
                                                                -------------------------------------
          Net cash used in investing activities                  (186,716)      (28,522)     (209,772)
                                                                -------------------------------------
Cash flows from financing activities:
Net repayments under revolving credit facilities                       --      (136,650)     (239,850)
Net borrowings (repayments) under financial services
  short-term debt                                                 153,155          (856)      136,205
Payments for tender of U.S. Home Corporation's
  senior notes                                                   (519,759)           --            --
Net proceeds from issuance of 9.95% senior notes                  294,988            --            --
Net proceeds from issuance of 7 5/8% senior notes                      --       266,153            --
Net proceeds from issuance of zero-coupon senior
   convertible debentures                                              --            --       222,960
Proceeds from other borrowings                                    424,783         1,856       114,581
Principal payments on other borrowings                           (279,941)     (160,570)     (127,571)
Limited-purpose finance subsidiaries, net                              45           769           727
Common stock:
     Issuance                                                       5,577         3,251        41,251
     Payment made under acquisition agreement                          --        (1,252)           --
     Repurchases                                                 (152,925)       (6,018)           --
     Dividends                                                     (2,896)       (2,861)       (2,749)
                                                                -------------------------------------
         Net cash provided by (used in) financing activities      (76,973)      (36,178)      145,554
                                                                -------------------------------------

(In thousands)                                                                 2000             1999           1998
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                 215,710          56,590         (1,022)
Cash at beginning of year                                                       118,167          61,577         62,599
                                                                            ------------------------------------------
Cash at end of year                                                         $   333,877         118,167         61,577
                                                                            ==========================================
Summary of cash:
  Homebuilding                                                              $   287,627          83,256         34,677
  Financial services                                                             46,250          34,911         26,900
                                                                            ------------------------------------------
                                                                            $   333,877         118,167         61,577
                                                                            ------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid for interest, net of amounts capitalized                        $     1,157           9,647         15,254
  Cash paid for income taxes                                                $    91,742         108,845         60,157

Supplemental disclosures of non-cash investing and
     financing activities:
  Assumption of mortgages related to acquisitions of
     properties                                                             $     5,529          29,342         28,913
  Common stock issued in 1998 acquisitions                                  $        --              --         94,096

  Acquisition of U.S. Home Corporation:
    Fair value of assets acquired, inclusive of
      cash of $90,997                                                       $ 1,654,444              --             --
    Goodwill recorded                                                            47,809              --             --
    Liabilities assumed                                                      (1,192,004)             --             --
                                                                            ------------------------------------------
                                                                            $   510,249              --             --
                                                                            ------------------------------------------
    Common stock issued                                                     $   266,867              --             --
    Cash paid                                                                   243,382              --             --
                                                                            ------------------------------------------
    Total consideration                                                     $   510,249              --             --
                                                                            ------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lennar Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Basis of Consolidation

         The accompanying consolidated financial statements include the accounts of Lennar Corporation and all subsidiaries and partnerships in which a controlling interest is held (the "Company"). The Company's investments in partnerships (and similar entities) in which a significant, but less than controlling, interest is held are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Cash

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values. Cash as of November 30, 2000 and 1999 included $65.9 million and $33.5 million, respectively, of cash held in escrow for periods of up to three days.

Inventories

         Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. The Company evaluates long-lived assets for impairment based on the undiscounted future cash flows of the assets. Write-downs of inventories deemed to be impaired are recorded as adjustments to the cost basis of the respective inventories. No impairment existed at November 30, 2000 or 1999.

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

         During 2000, 1999 and 1998, interest costs of $128.8 million, $62.9 million and $55.7 million, respectively (excluding the limited-purpose finance subsidiaries), were incurred and $117.7 million, $54.8 million and $45.9 million, respectively, were capitalized by the Company's homebuilding operations. Capitalized interest charged to expense in 2000, 1999 and 1998 was $98.6 million, $49.0 million and $43.1 million, respectively.

Operating Properties and Equipment

         Operating properties and equipment are recorded at cost and are included in other assets in the consolidated balance sheets. Depreciation is calculated to amortize the cost of depreciable assets over their estimated useful lives using the straight-line method. The estimated useful life for operating properties is 30 years and for equipment is 2 to 10 years.

Investment Securities

         Investment securities that have determinable fair values are classified as available-for-sale unless they are classified as held-to-maturity. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity. Available-for-sale securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale securities are reported in a separate component of stockholders' equity, net of tax effects, until realized.

         At November 30, 2000 and 1999, investment securities classified as held-to-maturity totaled $12.5 million and $8.9 million, respectively, and were included in other assets of the Financial Services Division. There were no other investment securities at November 30, 2000 or 1999.

Derivative Financial Instruments

         The Company utilizes interest rate swaps and other agreements to manage interest costs and hedge against risks associated with changing interest rates. The Company designates interest rate swaps and other agreements as hedges of specific debt instruments or anticipated transactions. Interest differentials on interest rate swaps are recognized as adjustments to interest incurred on the related debt instruments. The related amounts payable to or receivable from counterparties are included in other liabilities or other assets in the consolidated balance sheets. The fair values of the interest rate swap agreements are not recognized in the consolidated financial statements. Gains or losses on interest rate hedges on anticipated debt issuances are recorded at the time the debt is issued as part of the carrying value of the debt and recognized over the life of the debt as an adjustment to interest incurred.

         The Financial Services Division, in the normal course of business, uses derivative financial instruments to reduce its exposure to fluctuations in interest rates. The Division enters into forward commitments and option contracts to protect the value of loans held for sale or disposition from increases in market interest rates. Adjustments are made to the carrying values of these loans based on changes in the market value of these hedging contracts (see Note 12).

Goodwill

         Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized by the Company on a straight-line basis over periods ranging from 15 to 20 years. At November 30, 2000 and 1999, goodwill was $110.4 million and $61.2 million, respectively (net of accumulated amortization of $11.6 million and $6.4 million, respectively). In the event that facts and circumstances indicate that the carrying value of goodwill may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the goodwill would be compared to the carrying amount to determine if a write-down to fair value based on discounted cash flows was required. No impairment existed at November 30, 2000 or 1999. Goodwill is included in other assets of the Homebuilding Division and the assets of the Financial Services Division in the consolidated balance sheets.

Income Taxes

         Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

Stock-Based Compensation

         The Company grants stock options to certain employees for a fixed number of shares with an exercise price not less than the fair value of the shares at the date of the grant. The Company accounts for the stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. The impact of the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation, is included in Note 11. Restricted stock grants are valued based on the market price of the common stock on the date of grant. Unearned compensation arising from the restricted stock grants is amortized to expense over the period of the restrictions. The grants vest over 5 years. Unearned restricted stock is shown as a reduction of stockholders' equity in the consolidated balance sheets.

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

         When the Division sells loans into the secondary market, a gain or loss is recognized to the extent that the sales proceeds exceed, or are less than, the book value of the loans. Loan origination fees, net of direct origination costs, are deferred and recognized as a component of the gain or loss when loans are sold. The Division either retains the servicing on the loans it sells and recognizes servicing fee income as those services are performed or sells the servicing rights on the loans it originates.

         Upon the sale of a mortgage loan, the book value of the mortgage loan is allocated to the mortgage servicing right and to the loan (without the mortgage servicing right) based on its estimated relative fair value. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of these rights. The fair value of mortgage servicing rights is determined by discounting the estimated future cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. For purposes of measuring impairment, the loans underlying the mortgage servicing rights are stratified on the basis of interest rate and type. The amount of impairment is the amount by which the mortgage servicing rights, net of accumulated amortization, exceed their fair value by strata. Impairment, if any, is recognized through a valuation allowance and a charge to current operations. Mortgage servicing rights are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying mortgages. The book value and fair value of mortgage servicing rights was $11.7 million and $13.4 million, respectively, at November 30, 2000 and $15.6 million and $23.1 million, respectively, at November 30, 1999. A valuation allowance related to mortgage servicing rights was not required at or for the years ended November 30, 2000 and 1999.

New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138, which is required to be adopted for fiscal years beginning after June 15, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The implementation of SFAS No. 133 will not have a material impact on the Company's results of operations or financial position.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 is applicable for the Company beginning in the fourth quarter of the year ending November 30, 2001. Management does not currently believe that the implementation of SAB No. 101 will have a material impact on the Company's results of operations or financial position.

         In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Management does not currently believe that the implementation of SFAS No. 140 will have a material impact on the Company's results of operations or financial position.

Reclassification

         Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 2000 presentation.

2. Acquisitions

         On May 3, 2000, the Company acquired U.S. Home Corporation ("U.S. Home") in a transaction in which U.S. Home stockholders received a total of approximately $243 million in cash and 13 million shares of the Company's common stock amounting to approximately $267 million. The cash portion of the acquisition was funded primarily from the Company's revolving credit facilities (see Note 7). U.S. Home is primarily a homebuilder, with operations in 13 states. U.S. Home had total revenues of $1.8 billion and net income of $72.4 million in 1999, and it delivered 9,246 homes (including joint ventures) during that year.

         The acquisition was accounted for using the purchase method of accounting. In connection with the transaction, the Company acquired assets with a fair value of $1.7 billion, assumed liabilities with a fair value of $1.2 billion and recorded goodwill of $48 million. Goodwill is being amortized on a straight-line basis over 20 years. The results of U.S. Home are included in the Company's consolidated statements of earnings since the acquisition date. Revenues and net earnings on an unaudited pro forma basis would have been $5.5 billion and $260.4 million, respectively, for the year ended November 30, 2000 and $4.9 billion and $233.2 million, respectively, for the year ended November 30, 1999, had the acquisition occurred on December 1, 1998. Pro forma earnings per share would have been $3.81 per share diluted ($4.15 per share basic) for the year ended November 30, 2000 and $3.07 per share diluted ($3.28 per share basic) for the year ended November 30, 1999. The pro forma information gives effect to actual operating results prior to the acquisition, adjusted for the pro forma effect of interest expense, amortization of goodwill, and certain other adjustments, together with their related income tax effect. The pro forma information does not purport to be indicative of the results of operations which would have actually been reported had the acquisition occurred on December 1, 1998.

         During the third quarter of 1998, the Company acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities. During the first quarter of 1998, the Company acquired a Northern California homebuilder, Winncrest Homes, and the North American Asset Development Group of companies ("NAADC"), which provide title and escrow services in California, Arizona and Colorado. In September 1998, NAADC acquired a small escrow company in California. In connection with these transactions, the Company paid $202 million in cash (inclusive of cash acquired of $12 million) and issued $94 million in common stock (3.5 million shares). The cash portion of these transactions was funded primarily from the Company's revolving credit facilities and issuance of zero-coupon senior convertible debentures. The Company received assets with a fair value of $335 million and assumed liabilities totaling $47 million in connection with these transactions. In addition, the Company recorded goodwill of $8 million relating to the acquisitions of NAADC, Winncrest and the escrow company. Goodwill is being amortized on a straight-line basis over 20 years. The acquisitions were accounted for using the purchase method of accounting. In 1999, the Company paid $1.3 million to the sellers of one of the properties acquired, under an agreement which set a floor on the value of a portion of the shares of common stock given to the sellers as part of the consideration for the acquisition. The agreement allowed the Company to settle the floor in cash or stock. As a result, the payment was recorded as a reduction in stockholders' equity in 1999. The results of each acquired entity are included in the Company's consolidated statements of earnings since the respective acquisition dates. The pro forma effect of the acquisitions on the results of operations is not presented as it is not considered material.

3. Operating and Reporting Segments

         In 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes new standards for the way that public enterprises report information about operating and reporting segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The implementation of SFAS No. 131 did not have a significant impact on the Company's definition of operating and reporting segments and related disclosures.

         The Company has two operating and reporting segments: Homebuilding and Financial Services. The Company's reportable segments are strategic business units that offer different products and services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1.

Homebuilding

         Homebuilding operations include the sale and construction of single-family attached and detached homes. These activities also include the purchase, development and sale of residential land by the Company and through partnerships in which it has investments. The following table sets forth financial information relating to the homebuilding operations:

                                                          Years Ended November 30,
(In thousands)                                        2000          1999         1998
-----------------------------------------------------------------------------------------
Revenues:
Sales of homes                                     $4,118,549     2,671,744     2,089,762
Sales of land and other revenues                      258,145       157,981        83,758
Equity in earnings from partnerships                   13,340        19,482        30,908
                                                   --------------------------------------
     Total revenues                                 4,390,034     2,849,207     2,204,428

Costs and expenses:
Cost of homes sold                                  3,277,183     2,105,422     1,641,741
Cost of land and other expenses                       220,948       130,432        69,279
Selling, general and administrative                   411,107       272,550       210,039
                                                   --------------------------------------
     Total costs and expenses                       3,909,238     2,508,404     1,921,059
                                                   --------------------------------------
Operating earnings                                 $  480,796       340,803       283,369
                                                   ======================================

Depreciation and amortization                      $   33,858        29,505        20,762
                                                   --------------------------------------
Additions to operating properties and equipment    $    5,779         2,283         5,987
                                                   ======================================

Financial Services

         The Financial Services Division provides mortgage financing, title insurance and closing services for both the Company's homebuyers and others. The Division packages and resells residential mortgage loans and performs mortgage loan servicing activities. The Division also provides high speed Internet access, cable television, and home monitoring services for both the Company's homebuyers and other customers. The following table sets forth financial information relating to the financial services operations:

                                                       Years Ended November 30,
(In thousands)                                       2000        1999        1998
-----------------------------------------------------------------------------------
Revenues                                           $316,934     269,307     212,437
Costs and expenses                                  273,339     238,211     179,102
                                                   --------------------------------
Operating earnings                                 $ 43,595      31,096      33,335
                                                   ================================

Depreciation and amortization                      $ 10,409       9,451       4,502
                                                   --------------------------------
Interest income, net                               $ 15,707      12,301      10,878
                                                   --------------------------------
Additions to operating properties and equipment    $ 10,243      13,045       7,246
                                                   ================================

4. Receivables

                                        November 30,
(In thousands)                       2000         1999
--------------------------------------------------------
Accounts receivable                $ 32,327       10,826
Mortgages and notes receivable       14,846        2,444
                                   ---------------------
                                     47,173       13,270
Allowance for doubtful accounts      (4,903)      (2,108)
                                   ---------------------
                                   $ 42,270       11,162
                                   =====================

5. Investments in Partnerships

         Summarized financial information on a combined 100% basis related to the Company's significant investments in partnerships and other similar entities (collectively the "Partnerships") accounted for by the equity method was as follows:

                                                November 30,
(In thousands)                               2000           1999
------------------------------------------------------------------
Assets:
Cash                                      $   35,504       143,257
Land under development                       962,835       389,974
Other assets                                 145,866       117,939
                                          ------------------------
                                          $1,144,205       651,170
                                          ========================
Liabilities and equity:
Accounts payable and other liabilities    $  122,597        47,118
Notes and mortgages payable                  471,742       227,271
Equity of:
  The Company                                254,298       171,960
  Others                                     295,568       204,821
                                          ------------------------
                                          $1,144,205       651,170
                                          ========================
                                                Years Ended November 30,
(In thousands)                               2000           1999        1998
------------------------------------------------------------------------------
Revenues                                  $  361,684       283,979     277,544
Costs and expenses                           295,224       219,100     192,130
                                          ------------------------------------
Net earnings of partnerships              $   66,460        64,879      85,414
                                          ------------------------------------
Company share of net earnings             $   13,340        19,482      30,908
                                          ====================================

         At November 30, 2000, the Company's equity interest in each of these Partnerships ranged from 10% to 50%. At November 30, 2000, these Partnerships were primarily involved in the acquisition and development of residential land. The Company shares in the profits and losses of these Partnerships and, when appointed the manager of the Partnerships, receives fees for the management of the assets. Certain of the Partnerships have partnership interests in other partnerships. The Company provides limited guarantees on debt of twelve of the Company's Partnerships and one second-tier partnership, amounting to $142.6 million at November 30, 2000.

6. Operating Properties and Equipment

                                                November 30,
(In thousands)                               2000         1999
----------------------------------------------------------------
Furniture, fixtures and equipment          $ 47,043       16,351
Community recreational facilities             2,098        3,564
                                           ---------------------
                                             49,141       19,915
Accumulated depreciation                    (30,556)     (14,010)
                                           ---------------------
                                           $ 18,585        5,905
                                           =====================

Operating properties and equipment are included in other assets in the consolidated balance sheets.

7. Mortgage Notes and Other Debts Payable

                                                               November 30,
(In thousands)                                             2000           1999
---------------------------------------------------------------------------------
Zero-coupon senior convertible debentures
  due 2018                                               $  247,205       237,897
7 5/8% senior notes due 2009                                270,480       269,548
9.95% senior notes due 2010                                 300,017            --
Term Loan B due 2007                                        399,000            --
U.S. Home senior notes due through 2009                      12,913            --
Mortgage notes on land with fixed interest rates from
  5.4% to 12.0% due through 2009                             25,035        16,216
                                                         ------------------------
                                                         $1,254,650       523,661
                                                         ========================

         In May 2000, the Company entered into new financing arrangements related to the acquisition of U.S. Home, for working capital and for future growth. The financings include senior secured credit facilities with a group of financial institutions which provide the Company with up to $1.4 billion of financing. The credit facilities consist of a $700 million five-year revolving credit facility, a $300 million 364-day revolving credit facility and a $400 million term loan B (together the "Facilities"). The Company may elect to convert borrowings under the 364-day revolving credit facility to a term loan which would mature in May 2005. The Facilities are collateralized by the outstanding common stock of certain of the Company's subsidiaries. Certain Financial Services Division subsidiaries are co-borrowers under the Facilities. At November 30, 2000, no borrowings were allocated to this Division. At November 30, 2000, $399 million was outstanding under the term loan B and no amounts were outstanding under the revolving credit facilities. The weighted average interest rate of the Facilities at November 30, 2000 was 9.2%. The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates (see Notes 1 and 12).

         As a result of the U.S. Home acquisition, holders of U.S. Home's publicly-held notes totaling $525 million were entitled to require U.S. Home to repurchase the notes for 101% of their principal amount within 90 days after the transaction was completed. Independent of that requirement, in April 2000, the Company made a tender offer for all of the notes and a solicitation of consents to modify provisions of the indentures relating to the notes. As a result of the tender offer and required repurchases after the acquisition, the Company paid approximately $520 million, which includes tender and consent fees, for $508 million of U.S. Home's notes.

         In May 2000, the Company issued $325 million of 9.95% senior notes due 2010 at a price of 92.313% for the purpose of purchasing U.S. Home's publicly-held notes that were tendered in response to the Company's offer and consent solicitation in April 2000, and to pay associated costs and expenses. The senior notes are guaranteed on a joint and several basis by substantially all of the Company's subsidiaries, other than subsidiaries engaged in mortgage and reinsurance activities. Proceeds from the offering, after underwriting discount and expenses, were approximately $295 million. At November 30, 2000, the book value was $300.0 million.

         In February 1999, the Company issued $282 million of 7 5/8% senior notes due 2009 for the purpose of reducing amounts outstanding under revolving credit facilities and redeeming outstanding 10 3/4% senior notes. Proceeds from the offering, after underwriting and market discounts, expenses and settlement of a related interest rate hedge agreement, were approximately $266 million. The senior notes are collateralized by the outstanding common stock of certain of the Company's subsidiaries. In March 1999, the Company redeemed all of the outstanding 10 3/4% senior notes due 2004 of one of its subsidiaries, Greystone Homes, Inc., at a price of 105.375% of the principal amount outstanding plus accrued interest. Cash paid to redeem the notes was $132 million, which approximated their carrying value. At November 30, 2000, the book value relating to the 7 5/8% senior notes was $270.5 million.

         In July 1998, the Company issued, for $229 million, zero-coupon senior convertible debentures due 2018 (the "Debentures") with a face amount at maturity of $493 million. The Debentures have an effective interest rate of 3 7/8%. The Debentures are convertible at any time into the Company's common stock at the rate of 12.3768 shares per $1,000 face amount at maturity. If the Debentures are converted during the first five years, the Company may elect to pay cash equal to the fair value of the common stock at the time of the conversion. Holders have the option to require the Company to repurchase the Debentures on any of the fifth, tenth, or fifteenth anniversary dates from the issue date for the initial issue price plus accrued original issue discount. The Company has the option to satisfy the repurchases with any combination of cash and/or shares of the Company's common stock. The Company will have the option to redeem the Debentures, in cash, at any time after the fifth anniversary date for the initial issue price plus accrued original issue discount. The Debentures are collateralized by the outstanding common stock of certain of the Company's subsidiaries. At November 30, 2000, the amount outstanding, net of unamortized original issue discount, was $247.2 million.

         The minimum aggregate principal maturities of mortgage notes and other debts payable during the five years subsequent to November 30, 2000 are as follows: 2001 - $14.8 million; 2002 - $19.4 million; 2003 - $5.4 million; 2004 -
$5.3 million and 2005 - $6.5 million. The remaining principal obligations are due subsequent to November 30, 2005. All of the notes secured by land contain collateral release provisions for accelerated payment which may be made as necessary to maintain construction schedules.

8. Financial Services

         The assets and liabilities related to the Company's financial services operations (as described in Note 3) were as follows:

                                                         November 30,
(In thousands)                                        2000        1999
------------------------------------------------------------------------
Assets:
Cash and receivables, net                           $ 79,025      54,031
Mortgage loans held for sale or disposition, net     376,452     229,042
Mortgage loans, net                                   42,504      22,562
Mortgage servicing rights, net                        11,653      15,564
Operating properties and equipment, net               18,869      21,378
Title plants                                          15,530      14,587
Goodwill, net                                         25,199      20,070
Other                                                 21,874      14,684
Limited-purpose finance subsidiaries                  19,894      25,624
                                                    --------------------
                                                    $611,000     417,542
                                                    ====================
Liabilities:
Notes and other debts payable                       $428,966     253,010
Other                                                 67,586      40,321
Limited-purpose finance subsidiaries                  19,894      25,624
                                                    --------------------
                                                    $516,446     318,955
                                                    ====================

         At November 30, 2000, the Division had two warehouse lines of credit totaling $360 million to fund the Division's mortgage loan and servicing activities. Borrowings under these facilities were $339.4 million and $236.6 million at November 30, 2000 and 1999, respectively, and were collateralized by mortgage loans with outstanding principal balances of $297.2 million and $221.7 million, respectively, and by servicing rights relating to approximately $1.8 billion and $2.5 billion of loans, respectively. There are several interest rate pricing options which fluctuate with market rates. The borrowing rate has been reduced to the extent that custodial escrow balances exceeded required compensating balance levels. The effective interest rate on these facilities at November 30, 2000 and 1999 was 6.4% and 4.5%, respectively. The warehouse lines of credit mature through November 2002 at which time the Company expects these facilities to be renewed. At November 30, 2000, the Division also had advances under a repurchase agreement amounting to $51.9 million. Borrowings under the agreement are collateralized by mortgage loans and had an effective interest rate of 7.5% at November 30, 2000.

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

         In prior years, limited-purpose finance subsidiaries of the Financial Services Division placed mortgages and other receivables as collateral for various long-term financings. These limited-purpose finance subsidiaries pay the principal of, and interest on, these financings primarily from the cash flows generated by the related pledged collateral, which includes a combination of mortgage notes, mortgage-backed securities and funds held by a trustee. At November 30, 2000 and 1999, the balances outstanding for the bonds and notes payable were $19.9 million and $25.6 million, respectively. The borrowings mature in years 2013 through 2018 and carry interest rates ranging from 4.9% to 13.2%. The annual principal repayments are dependent upon collections on the underlying mortgages, including prepayments, and cannot be reasonably determined.

9. Income Taxes

         The provision for income taxes consisted of the following:

                            Years Ended November 30,
(In thousands)           2000           1999        1998
----------------------------------------------------------
Current:
  Federal             $ 146,666        71,091       74,739
  State                  17,055        13,547        9,308
                      ------------------------------------
                        163,721        84,638       84,047
                      ------------------------------------
Deferred:
  Federal               (15,672)       24,422        6,493
  State                  (1,551)        3,703        5,506
                      ------------------------------------
                        (17,223)       28,125       11,999
                      ------------------------------------
                      $ 146,498       112,763       96,046
                      ====================================

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:

                                               November 30,
(In thousands)                             2000           1999
----------------------------------------------------------------
Deferred tax assets:
  Acquisition adjustments                $  75,997        13,900
  Reserves and accruals                     74,972        37,557
  Net operating loss and capital loss
    carryforwards, tax affected              4,466         5,788
  Investments in partnerships                3,386         4,099
  Deferred gains                             1,900            --
  Other                                      7,412         2,923
                                         -----------------------
     Deferred tax assets                   168,133        64,267
     Less: valuation allowance              (7,117)       (8,508)
                                         -----------------------
     Total deferred tax assets, net        161,016        55,759
                                         -----------------------
Deferred tax liabilities:
  Capitalized expenses                      14,922        14,538
  Deferred gains                                --         1,065
  Installment sales                          2,281         2,547
  Other                                     32,361         4,634
                                         -----------------------
     Total deferred tax liabilities         49,564        22,784
                                         -----------------------
     Net deferred tax asset              $ 111,452        32,975
                                         =======================

         The Homebuilding Division's net deferred tax asset amounting to $110.0 million and $33.3 million at November 30, 2000 and 1999, respectively, is included in other assets in the consolidated balance sheets.

         At November 30, 2000 and 1999, the Financial Services Division had a net deferred tax asset of $1.5 million and a net deferred tax liability of $0.3 million, respectively.

         SFAS No. 109 requires the reduction of the deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax asset will not be realized. At November 30, 2000 and 1999, the Company had a valuation allowance of $7.1 million and $8.5 million, respectively, for net operating loss and capital loss carryforwards and certain acquisition adjustments which currently are not expected to be realized. Based on management's assessment, it is more likely than not that the net deferred tax asset will be realized through future taxable earnings.

         A reconciliation of the statutory rate and the effective tax rate follows:

                                                          % of Pre-tax Income
-------------------------------------------------------------------------------
                                                       2000      1999      1998
-------------------------------------------------------------------------------
Statutory rate                                         35.0      35.0      35.0
State income taxes, net of federal income
   tax benefit                                          3.4       3.9       4.0
Other                                                   0.6       0.6       1.0
                                                       ------------------------
     Effective rate                                    39.0      39.5      40.0
                                                       ========================

10. Earnings Per Share

         Basic and diluted earnings per share for the years ended November 30, 2000, 1999 and 1998 were calculated as follows:

(In thousands, except per share amounts)            2000        1999        1998
----------------------------------------------------------------------------------
Numerator:
Numerator for basic earnings per share-
   net earnings                                   $229,137     172,714     144,068
Interest on zero-coupon convertible
   debentures, net of tax                            5,808       5,538       1,732
                                                  --------------------------------
Numerator for diluted earnings per share          $234,945     178,252     145,800
                                                  ================================
Denominator:
Denominator for basic earnings per share-
   weighted average shares                          57,341      58,246      55,660
Effect of dilutive securities:
   Employee stock options and restricted stock       1,053         684         945
   Zero-coupon convertible debentures                6,105       6,105       2,019
                                                  --------------------------------
Denominator for diluted earnings per share -
   adjusted weighted average shares and
   assumed conversions                              64,499      65,035      58,624
                                                  ================================
Basic earnings per share                          $   4.00        2.97        2.59
                                                  ================================
Diluted earnings per share                        $   3.64        2.74        2.49
                                                  ================================

11. Capital Stock

Preferred Stock

         The Company is authorized to issue 500,000 shares of preferred stock with a par value of $10 per share and 100 million shares of participating preferred stock with a par value of $0.10 per share. No shares of preferred stock have been issued as of November 30, 2000.

Common Stock

         The Company has two classes of common stock. The common stockholders have one vote for each share owned in matters requiring stockholder approval and during both 2000 and 1999 received quarterly dividends of $0.0125 per share. The Class B common stockholders have ten votes for each share of stock owned and during both 2000 and 1999 received quarterly dividends of $0.01125 per share. As of November 30, 2000, Mr. Leonard Miller, Chairman of the Board of the Company, owned or controlled 9.8 million shares of common stock and Class B common stock, which represented approximately 65% voting control of the Company.

         In September 1999, the Company's Board of Directors approved the repurchase of up to 10 million shares of the Company's outstanding common stock. The Company may repurchase shares, from time-to-time, subject to market conditions. In February 2000, the Company's Board of Directors approved the repurchase of an additional 5 million shares of the Company's outstanding common stock. During 2000 and 1999, under these approvals, the Company repurchased approximately 9,406,000 and 442,000 shares of its outstanding common stock for an aggregate purchase price of approximately $152.9 million and $6.0 million, respectively.

         In July 2000 and March 1999, the Company filed shelf registration statements and prospectuses with the SEC to offer, from time-to-time, its common stock, preferred stock, depositary shares, debt securities or warrants at an aggregate initial offering price not to exceed $1 billion in total. Proceeds can be used for repayment of debt, acquisitions and general corporate purposes. As of November 30, 2000, no securities had been issued under these two registration statements.

         In March 1998, the Company entered into an equity draw-down agreement with a major international banking firm (the "Firm") under which the Company has the option to sell common stock, up to proceeds of $120 million, to the Firm in increments of up to $15 million (or such higher amount as may be agreed to by the parties) per month. In the event the Company elects to sell common stock, the sales price is equal to 98% of the average of the daily high and low stock price from time-to-time. As of November 30, 2000, the Company had issued 1.1 million shares under the agreement resulting in proceeds to the Company of $36 million, all of which occurred in fiscal 1998.

Restrictions on Payment of Dividends

         Other than as required to maintain the financial ratios and net worth requirements under the revolving credit facilities, there are no restrictions on the payment of dividends on common stock by the Company. The cash dividends paid with regard to a share of Class B common stock in a calendar year may not be more than 90% of the cash dividends paid with regard to a share of common stock in that calendar year. There are no agreements which restrict the payment of dividends by subsidiaries of the Company other than as required to maintain the financial ratios and net worth requirements under the Financial Services Division's warehouse lines of credit.

Stock Option Plans

         The Lennar Corporation 2000 Stock Option and Restricted Stock Plan (the "2000 Plan"), which is subject to stockholder approval which will be sought at the 2001 annual meeting of the Company's stockholders, provides for the granting of stock options and awards of restricted stock of the Company's common stock to certain officers, employees and directors. No options granted under the 2000 Plan may be exercisable until at least six months after the date of the grant. Thereafter, exercises are permitted in varying installments, on a cumulative basis. Each stock option and stock appreciation right granted will expire on a date determined at the time of the grant, but not more than 10 years after the date of the grant. In the third quarter of 2000, 860,000 shares of restricted stock were awarded under the 2000 Plan. The stock was valued based on its market price on the date of the grant. The grants vest over 5 years. Unearned compensation arising from the restricted stock is shown as a reduction of stockholders' equity in the consolidated balance sheets.

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

         A summary of the Company's stock option activity for the years ended November 30, 2000, 1999 and 1998 was as follows:

                                                   2000                        1999                         1998
----------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                     Weighted                     Weighted
                                                          Average                      Average                      Average
                                            Stock        Exercise        Stock        Exercise        Stock        Exercise
                                           Options        Price         Options        Price         Options        Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year            3,445,230     $    16.20     3,679,256     $    15.52     2,815,880     $    10.60
  Grants                                    671,000     $    17.68       211,000     $    23.95     1,372,500     $    24.12
  Terminations                             (256,652)    $    19.43      (235,108)    $    19.83      (201,498)    $    16.60
  Exercises                                (380,895)    $    11.74      (209,918)    $    10.05      (307,626)    $     8.41
                                         -----------------------------------------------------------------------------------
Outstanding, end of year                  3,478,683     $    16.68     3,445,230     $    16.20     3,679,256     $    15.52
                                         -----------------------------------------------------------------------------------
Exercisable, end of year                  1,422,734     $    14.14     1,299,743     $    11.87     1,142,616     $    10.69
                                         -----------------------------------------------------------------------------------
Available for grant, end of year          3,890,822                    1,310,072                    1,334,622
                                         ----------                    ---------                    ---------
Weighted average fair value per share
  of options granted during the year
  under SFAS No. 123                               $ 7.84                      $ 9.40                       $ 9.03
----------------------------------------------------------------------------------------------------------------------------

         The following table summarizes information about fixed stock options outstanding at November 30, 2000:

                                        Options Outstanding                                   Options Exercisable
                     -----------------------------------------------------------   --------------------------------------
                     Number Outstanding    Weighted Average     Weighted Average   Number Outstanding    Weighted Average
Range of Per Share    at November 30,         Remaining           Per Share         at November 30,         Per Share
  Exercise Prices           2000           Contractual Life      Exercise Price           2000            Exercise Price
------------------   ------------------    ----------------     ----------------   ------------------    ----------------
 $ 2.56 - $ 4.56           272,426             0.6 years             $ 3.27              128,250              $ 2.79
 $ 7.28 - $ 9.97           384,171             2.3 years             $ 9.43              288,829              $ 9.77
 $10.14 - $18.53         1,641,151             6.4 years             $15.03              683,875              $13.04
 $19.47 - $34.13         1,180,935             4.1 years             $24.42              321,780              $24.94

         The Company applies APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. No compensation expense is recognized because all stock options granted have exercise prices not less than the market value of the Company's stock on the date of the grant. Under SFAS No. 123, compensation cost for the Company's stock-based compensation plans would be determined based on the fair value at the grant dates for awards under those plans. Had the Company adopted SFAS No. 123 in accounting for fixed stock option plans, the pro forma effect would not be material to the Company's reported net earnings and earnings per share for the years ended November 30, 2000, 1999 and 1998.

         The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

                                              2000               1999              1998
-------------------------------------------------------------------------------------------
Dividend yield                             0.2% - 0.3%        0.2% - 0.3%        0.1% - 0.3%
Volatility rate                             39% -  44%         40% -  42%         32% -  39%
Risk-free interest rate                    7.1% - 7.5%        4.8% - 6.1%        4.7% - 6.0%
Expected option life (years)               3.9  - 7.7         3.9  - 7.7         3.9  - 7.7

Employee Stock Ownership/401(k) Plan

         Prior to 1998, the Employee Stock Ownership/401(k) Plan (the "Plan") provided shares of stock to employees who had completed one year of continuous service with the Company. During 1998, the Plan was amended to exclude any new shares from being provided to employees. All prior year contributions to employees actively employed on or after October 1, 1998 vest at a rate of 20% per year over a five year period. All active participants in the plan whose employment terminated prior to October 1, 1998 vested based upon the plan that was active prior to their termination of employment. Under the 401(k) portion of the Plan, contributions made by employees can be invested in a variety of mutual funds, and the Company may also make contributions for the benefit of employees. The Company records as compensation expense an amount which approximates the vesting of the contributions to the Employee Stock Ownership portion of the Plan, as well as the Company's contribution to the 401(k) portion of the Plan. This amount was $4.7 million in 2000, $3.1 million in 1999 and $2.9 million in 1998.

12. Financial Instruments

         The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 2000 and 1999, using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The table excludes cash, receivables and accounts payable, which had fair values approximating their carrying values.

                                                                             November 30,
(In thousands)                                                     2000                        1999
-------------------------------------------------------------------------------------------------------------
                                                         Carrying        Fair          Carrying       Fair
                                                          Amount         Value          Amount        Value
-------------------------------------------------------------------------------------------------------------
ASSETS
Financial services:
  Mortgage loans held for sale or disposition, net      $  376,452       379,499        229,042       231,116
  Mortgage loans, net                                       42,504        42,014         22,562        22,112
  Investments held-to-maturity                              12,488        12,507          8,902         8,904
  Limited-purpose finance subsidiaries -
     collateral for bonds and notes payable                 19,894        20,320         25,624        26,499

LIABILITIES
Homebuilding:
  Mortgage notes and other debts payable                $1,254,650     1,287,902        523,661       466,311

Financial services:
  Notes and other debts payable                         $  428,966       428,966        253,010       252,865
  Limited-purpose finance subsidiaries -
     bonds and notes payable                                19,894        20,169         25,624        26,638

OFF-BALANCE SHEET FINANCIAL
   INSTRUMENTS
Homebuilding:
  Interest rate swap agreements                         $       --        (5,707)            --         1,724

Financial services:
  Commitments to originate loans                        $       --           445             --          (197)
  Forward commitments to sell loans                             --          (119)            --           434
-------------------------------------------------------------------------------------------------------------

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

         Interest rate swap agreements: The fair value is based on dealer quotations and generally represents an estimate of the amount the Company would pay or receive to terminate the agreement at the reporting date.

         The Company utilizes interest rate swap agreements to manage interest costs and hedge against risks associated with changing interest rates. Counterparties to these agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated. A majority of the Company's available variable rate borrowings are based on the London Interbank Offered Rate ("LIBOR") index. At November 30, 2000, Lennar had six interest rate swap agreements outstanding with a total notional amount of $400 million, which will mature at various dates through 2007. These agreements fixed the LIBOR index at an average interest rate of 6.6% at November 30, 2000. The effect of the interest rate swap agreements on interest incurred and on the average cost of borrowing was a decrease for the year ended November 30, 2000 of $1.2 million and 0.08% and an increase of $1.8 million and 0.22% and $0.8 million and 0.11% for the years ended November 30, 1999 and 1998, respectively. During 1998, the Company entered into a contract to hedge the interest rate risk associated with the anticipated issuance of $200 million of 10-year senior notes. The contract fixed the yield on the 10-year U.S. Treasury Note (which was used as a basis for determining the interest rate on the Company's issuance of the senior notes) at 5.8%. In February 1999, the Company issued $282 million of 10-year senior notes (see Note 7). The payment made to the counterparty to this agreement at the time the senior notes were issued was $11.2 million. Such amount was recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to interest incurred over the life of the senior notes.

         As of November 30, 2000, the Financial Services Division's pipeline of loans in process totaled approximately $1.2 billion. There is no exposure to credit risk in this type of commitment until the loans are funded. However, the Division uses the same credit policies in the approval of the commitments as are applied to all lending activities. Since a portion of these commitments is expected to expire without being exercised by the borrower, the total commitments do not necessarily represent future cash requirements. There is no exposure to market risk until a rate commitment is extended by the Company to a borrower. Loans in the pipeline of loans in process for which interest rates were committed to the borrower totaled approximately $106.0 million as of November 30, 2000. Substantially all of these commitments are for periods of 30 days or less.

         Mandatory mortgage-backed securities ("MBS") forward commitments are used by the Company to hedge its interest rate exposure during the period from when the Company extends an interest rate lock to a loan applicant until the time at which the loan is sold to an investor. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by the Company by entering into agreements with investment bankers with primary dealer status and with permanent investors meeting the credit standards of the Company. At any time, the risk to the Company, in the event of default by the purchaser, is the difference between the contract price and current market value. At November 30, 2000, the Company had open commitments amounting to $360.1 million to sell MBS with varying settlement dates through February 2001.

13. Commitments and Contingent Liabilities

         The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

         The Company is subject to the usual obligations associated with entering into contracts for the purchase (including option contracts), development and sale of real estate in the routine conduct of its business. Option contracts for the purchase of land permit the Company to acquire portions of properties when it is ready to build homes on them. The use of option contracts allows the Company to manage the financial risk of adverse market conditions associated with longer-term land holdings.

         The Company has entered into agreements to lease certain office facilities and equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 2001 - $26.2 million; 2002 - $20.3 million; 2003 - $14.9 million; 2004 - $10.2 million; 2005 - $5.7 million and thereafter - $14.4 million. Rental expense for the years ended November 30, 2000, 1999 and 1998 was $36.6 million, $24.3 million and $14.4 million, respectively.

         The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $98.8 million at November 30, 2000. The Company also had outstanding performance and surety bonds with estimated costs to complete of $622.4 million related principally to its obligations for site improvements at various projects at November 30, 2000. The Company does not believe that any such bonds are likely to be drawn upon.

14. Supplemental Financial Information

         As discussed in Note 7, the Company issued $325 million of 9.95% senior notes due 2010. The Company's obligations to pay principal, premium, if any, and interest under the notes are guaranteed on a joint and several basis by substantially all of its subsidiaries, other than subsidiaries engaged in mortgage and title reinsurance activities. The Company has determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented. Consolidating statements of cash flows are not presented because cash flows for the non-guarantor subsidiaries were not significant for any of the periods presented.

                           Consolidating Balance Sheet
                                November 30, 2000

                                                 Lennar         Guarantor    Non-Guarantor
(In thousands)                                Corporation     Subsidiaries    Subsidiaries    Eliminations       Total
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Homebuilding:
   Cash and receivables, net                  $   211,635         117,649             613              --         329,897
   Inventories                                         --       2,295,191           6,393              --       2,301,584
   Investments in partnerships                         --         257,639              --              --         257,639
   Other assets                                    85,936         191,858              --              --         277,794
   Investments in subsidiaries                  1,495,680         200,488              --      (1,696,168)             --
                                              ---------------------------------------------------------------------------
                                                1,793,251       3,062,825           7,006      (1,696,168)      3,166,914
Financial services                                     --          16,604         594,396              --         611,000
                                              ---------------------------------------------------------------------------
                                              $ 1,793,251       3,079,429         601,402      (1,696,168)      3,777,914
                                              ===========================================================================
LIABILITIES AND
    STOCKHOLDERS' EQUITY
Homebuilding:
    Accounts payable and other liabilities    $   225,362         550,659           2,217              --         778,238
    Mortgage notes and other debts
         payable, net                           1,216,703          37,947              --              --       1,254,650
    Intercompany                                 (877,394)        993,477        (116,083)             --              --
                                              ---------------------------------------------------------------------------
                                                  564,671       1,582,083        (113,866)             --       2,032,888

Financial services                                     --           1,666         514,780              --         516,446
                                              ---------------------------------------------------------------------------
       Total liabilities                          564,671       1,583,749         400,914              --       2,549,334

Stockholders' equity                            1,228,580       1,495,680         200,488      (1,696,168)      1,228,580
                                              ---------------------------------------------------------------------------
                                              $ 1,793,251       3,079,429         601,402      (1,696,168)      3,777,914
                                              ===========================================================================

                           Consolidating Balance Sheet
                                November 30, 1999

                                                Lennar         Guarantor      Non-Guarantor
(In thousands)                                Corporation     Subsidiaries    Subsidiaries    Eliminations      Total
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Homebuilding:
   Cash and receivables, net                  $    48,343          45,534             541              --          94,418
   Inventories                                         --       1,267,050           7,501              --       1,274,551
   Investments in partnerships                         --         173,310              --              --         173,310
   Other assets                                    63,143          34,683              --              --          97,826
   Investments in subsidiaries                    573,291         107,900              --        (681,191)             --
                                              ---------------------------------------------------------------------------
                                                  684,777       1,628,477           8,042        (681,191)      1,640,105
Financial services                                     --          26,132         391,410              --         417,542
                                              ---------------------------------------------------------------------------
                                              $   684,777       1,654,609         399,452        (681,191)      2,057,647
                                              ===========================================================================
LIABILITIES AND
    STOCKHOLDERS' EQUITY
Homebuilding:
    Accounts payable and other liabilities    $   103,002         228,421           2,109              --         333,532
    Mortgage notes and other debts
         payable, net                             507,445          16,216              --              --         523,661
    Intercompany                                 (807,169)        827,316         (20,147)             --              --
                                              ---------------------------------------------------------------------------
                                                 (196,722)      1,071,953         (18,038)             --         857,193

Financial services                                     --           9,365         309,590              --         318,955
                                              ---------------------------------------------------------------------------
       Total liabilities                         (196,722)      1,081,318         291,552              --       1,176,148

Stockholders' equity                              881,499         573,291         107,900        (681,191)        881,499
                                              ---------------------------------------------------------------------------
                                              $   684,777       1,654,609         399,452        (681,191)      2,057,647
                                              ===========================================================================

                       Consolidating Statement of Earnings
                          Year Ended November 30, 2000

                                              Lennar       Guarantor   Non-Guarantor
(In thousands)                             Corporation   Subsidiaries  Subsidiaries  Eliminations   Total
-----------------------------------------------------------------------------------------------------------
Revenues:
    Homebuilding                            $      --     4,387,157        2,877           --     4,390,034
    Financial services                             --        47,818      269,116           --       316,934
                                            ---------------------------------------------------------------
       Total revenues                              --     4,434,975      271,993           --     4,706,968
                                            ---------------------------------------------------------------
Costs and expenses:
    Homebuilding                                   --     3,906,772        2,466           --     3,909,238
    Financial services                             --        52,533      220,806           --       273,339
    Corporate general and administrative       50,155            --           --           --        50,155
    Interest                                       --        98,601           --           --        98,601
                                            ---------------------------------------------------------------
       Total costs and expenses                50,155     4,057,906      223,272           --     4,331,333
                                            ---------------------------------------------------------------
Earnings (loss) before income taxes           (50,155)      377,069       48,721           --       375,635
Provision (benefit) for income taxes          (20,298)      147,057       19,739           --       146,498
Equity in earnings from subsidiaries          258,994        28,982           --     (287,976)           --
                                            ---------------------------------------------------------------
Net earnings                                $ 229,137       258,994       28,982     (287,976)      229,137
                                            ===============================================================

                       Consolidating Statement of Earnings
                          Year Ended November 30, 1999

                                              Lennar      Guarantor   Non-Guarantor
(In thousands)                             Corporation  Subsidiaries  Subsidiaries   Eliminations   Total
-----------------------------------------------------------------------------------------------------------
Revenues:
    Homebuilding                            $      --     2,848,105        1,102           --     2,849,207
    Financial services                             --        31,025      238,282           --       269,307
                                            ---------------------------------------------------------------
       Total revenues                              --     2,879,130      239,384           --     3,118,514
                                            ---------------------------------------------------------------
Costs and expenses:
    Homebuilding                                   --     2,506,332        2,072           --     2,508,404
    Financial services                             --        34,115      204,096           --       238,211
    Corporate general and administrative       37,563            --           --           --        37,563
    Interest                                       --        48,859           --           --        48,859
                                            ---------------------------------------------------------------
       Total costs and expenses                37,563     2,589,306      206,168           --     2,833,037
                                            ---------------------------------------------------------------
Earnings (loss) before income taxes           (37,563)      289,824       33,216           --       285,477
Provision (benefit) for income taxes          (15,823)      114,480       14,106           --       112,763
Equity in earnings from subsidiaries          194,454        19,110           --     (213,564)           --
                                            ---------------------------------------------------------------
Net earnings                                $ 172,714       194,454       19,110     (213,564)      172,714
                                            ===============================================================

                       Consolidating Statement of Earnings
                          Year Ended November 30, 1998

                                              Lennar      Guarantor   Non-Guarantor
(In thousands)                             Corporation  Subsidiaries  Subsidiaries  Eliminations   Total
-----------------------------------------------------------------------------------------------------------
Revenues:
    Homebuilding                            $      --     2,l67,869       36,559           --     2,204,428
    Financial services                             --        19,889      192,548           --       212,437
                                            ---------------------------------------------------------------
       Total revenues                              --     2,187,758      229,107           --     2,416,865
                                            ---------------------------------------------------------------
Costs and expenses:
    Homebuilding                                   --     1,890,532       30,527           --     1,921,059
    Financial services                             --        23,674      155,428           --       179,102
    Corporate general and administrative       28,962            --           --           --        28,962
    Interest                                       --        47,628           --           --        47,628
                                            ---------------------------------------------------------------
       Total costs and expenses                28,962     1,961,834      185,955           --     2,176,751
                                            ---------------------------------------------------------------
Earnings (loss) before income taxes           (28,962)      225,924       43,152           --       240,114
Provision (benefit) for income taxes          (11,472)       90,369       17,149           --        96,046
Equity in earnings from subsidiaries          161,558        26,003           --     (187,561)           --
                                            ---------------------------------------------------------------
Net earnings                                $ 144,068       161,558       26,003     (187,561)      144,068
                                            ===============================================================

15. Quarterly Data (unaudited)

(In thousands, except per share amounts)                First        Second      Third        Fourth
------------------------------------------------------------------------------------------------------
2000
Revenues                                              $ 640,367      968,180    1,376,215    1,722,206
Earnings before income taxes                          $  36,412       59,739      100,011      179,473
Net earnings                                          $  22,211       36,441       61,007      109,478
Earnings per share:
     Basic                                            $    0.42         0.69         0.99         1.77
     Diluted                                          $    0.40         0.64         0.90         1.59
                                                      ================================================
1999
Revenues                                              $ 590,599      738,357      819,497      970,061
Earnings before income taxes                          $  46,053       65,440       75,162       98,822
Net earnings                                          $  27,862       39,591       45,473       59,788
Earnings per share:
     Basic                                            $    0.48         0.68         0.78         1.03
     Diluted                                          $    0.45         0.63         0.72         0.95
                                                      ================================================

         Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

SHAREHOLDER INFORMATION
Lennar Corporation and Subsidiaries

ANNUAL MEETING                           INDEPENDENT AUDITORS
The Annual Stockholders' Meeting         Deloitte & Touche LLP
will be held at 11:00 a.m. on            200 South Biscayne Boulevard, Suite 400
April 3, 2001 at the Doral Park          Miami, Florida 33131
Golf and Country Club,
5001 N.W. 104th Avenue                   FORM 10-K AVAILABLE
Miami, Florida 33178                     A copy of the Company's Annual Report
                                         on Form 10-K as filed with the
REGISTRAR AND TRANSFER AGENT             Securities and Exchange Commission is
BankBoston, N.A.                         available without charge to any
EquiServe L.P.                           stockholder upon written request to:
150 Royall Street                             Investor Relations
Canton, Massachusetts 02021                   Lennar Corporation
                                              700 N.W. 107th Avenue
LISTING                                       Miami, Florida 33172
New York Stock Exchange (LEN)                 Telephone: (305) 559-4000

CORPORATE COUNSEL
Clifford Chance Rogers & Wells LLP
200 Park Avenue
New York, New York 10166

COMPARATIVE COMMON STOCK DATA

-------------------------------------------------------------------------------------------------------------------
                          Common Stock Prices                                 Cash Dividends
                        New York Stock Exchange                                  Per Share
-------------------------------------------------------------------------------------------------------------------
Fiscal                      High/Low Price                      Common Stock                      Class B
Quarter               2000                 1999             2000            1999            2000            1999
-------------------------------------------------------------------------------------------------------------------
First            $18.63 - 15.25       27.88 - 21.63      1 1/4 cent      1 1/4 cent      1 1/8 cent      1 1/8 cent
Second            21.75 - 16.25       27.81 - 20.50      1 1/4 cent      1 1/4 cent      1 1/8 cent      1 1/8 cent
Third             29.44 - 17.88       24.94 - 17.50      1 1/4 cent      1 1/4 cent      1 1/8 cent      1 1/8 cent
Fourth            34.88 - 25.63       19.44 - 13.06      1 1/4 cent      1 1/4 cent      1 1/8 cent      1 1/8 cent
-------------------------------------------------------------------------------------------------------------------

As of November 30, 2000, there were approximately 2,200 holders of record of the Company's common stock.